Exhibit 99.3
Telkom SA Limited
(Registration number 1991/005476/06)
JSE and NYSE share code: TKG
ISIN: ZAE000044897
Provisional Group Annual Results for the year ended March 31, 2009
GROUP FINANCIAL SALIENT FEATURES FOR THE YEAR ENDED MARCH 31, 2009
•	Vodacom deal successfully concluded after year-end;

•	Total cash distribution to shareholders of 2,275 cents per share;

•	Group operating revenue up 6.9% to R35.9 billion;

•	Group EBITDA decreased by 11.6% to R11.7 billion;

•	Group EBITDA margin decreased from 39.3% to 32.5%;

•	Group operating profit decreased by 29.6% to R6.4 billion;

•	Net debt to EBITDA including discontinued operations increased from 0.8 times to 1.2 times;

•	Cash flows from operating activities increased by 7.8% to R11.4 billion;

•	Headline earnings per share of continuing operations decreased by 45.9% to 557.0 cents;

•	Net asset value per share increased by 10.1% to 7,236.2 cents; and

•	Ordinary dividend declared of 115 cents per share and special dividend of 260 cents per share.
1. OVERVIEW
Johannesburg, South Africa – June 22, 2009. Telkom SA Limited (JSE and NYSE: TKG) today announced Group annual results for the year ended March 31, 2009.
STATEMENT BY REUBEN SEPTEMBER, CHIEF EXECUTIVE OFFICER:
“The 2009 financial year has been both challenging and very exciting. We have succeeded in concluding the Vodacom transaction at an exceptional price, given the market conditions, and returning substantial capital to shareholders through the R19.00 special dividend and unbundling of Vodacom shares to our shareholders. We have also concluded the sale of our 75% stake in Telkom Media to Schenzen Media (Proprietary) Limited and taken our holding in Multi-Links, Nigeria up to 100%. Post the year-end, we succeeded in acquiring the business of M-Web Africa, including AFSAT, from the Naspers Group. Our footprint in Africa now covers almost the entire continent, excluding North Africa, providing Telkom with opportunities to extend our services to a very fast growing market. However, to date, our initiatives in Africa have been challenging given the high start-up costs, unknown and competitive markets, infrastructure and technology challenges, skills requirements and volatile currency and interest rate markets. The financial impact of this on our results is clearly visible in the impairments, foreign exchange losses and negative fair value effects we have had to recognise in the year. We believe Telkom is however well positioned to capitalise on these opportunities in Africa.
The ICT market is never static. It is characterised by fluidity, change and constant innovation. The transformation of Telkom is absolutely necessary to allow us to be agile and responsive to our customer needs and to the changing environment. We are in the process of reorganising our organisation into a single corporate centre and three operating business units. The new structure introduces simplicity into the organisation, aligns with our vision and strategy, instills an imperative profit and loss accountability and provides opportunities to manage cost, to manage our resources more efficiently and to execute our strategy with greater focus. Telkom, unhindered by the restrictive Vodafone shareholders’ agreement, is ready to aggressively compete in the communications market.
Our operation in South Africa remains our core business and cash flow generator. Telkom’s defend and grow strategies are on track. We have achieved good growth in our bundled calling plan products, Telkom Closer and Supreme Call, and strong growth in our Broadband products. Data revenue continues to achieve double digit growth, delivering a 12.1% revenue growth to R9.3 billion for the year ended March 31, 2009. Our continued drive to enhance our Next Generation Network is delivering benefits and provides us with a significant competitive advantage in our drive to provide customers with quality, cost effective products and services covering the full ambit of converged Information, Communication and Technology (ICT) services.

Given the continued decrease in our voice revenues due to mobile substitution and increased competition it is vital for Telkom to explore all avenues that will provide us with growth and migrate traffic back on to our network. We now have the opportunity to enter the mobile market in South Africa. We are in the process of conducting comprehensive mobile market research to establish exactly how Telkom can maximise the opportunity at minimal operational and build cost. We believe that Telkom is able to take advantage of our Next Generation Network and newer technologies will give us an advantage over the current mobile operators in terms of our ability to carry increased traffic, provide superior quality and to compete.
Telkom is also actively moving up the value-added IT services chain. We are intrinsically IT intensive and have a large IT asset base. This is driving our strategic move into the IT services arena. We have already commenced with adding a further 2,200 square metres of data centre space to our existing facility of 7,500 square metres. Telkom is perfectly positioned to deliver a true converged services value proposition and we are following the lead of global players such as Deutsche Telekom and British Telecom who already hold 3rd and 5th positions, respectively, in the European IT outsourcing market.
We are very well aware of the risks associated with large investment spend and free cash flow is a key focus throughout the Group. We are committed to achieving cost efficiencies and investment grade return on our investments, rebalancing our capital spend and continuing to pay dividends to our shareholders. Each and every investment will be benchmarked to achieve the best returns to our shareholders.
Telkom has the team and the strategy in place, the realigned organisational structure, the determination and the balance sheet to drive us into the future with the sole purpose of delivering attractive and sustainable returns to our shareholders.”
FINANCIAL PERFORMANCE
Group operating revenue from continuing operations increased 6.9% to R35.9 billion, while operating profit decreased by 29.6% to R6.4 billion. The Group EBITDA margin decreased to 32.5% as at March 31, 2009, compared to 39.3% at March 31, 2008, mainly due to an EBITDA loss of R226 million at Multi-Links and higher fixed-line operating expenditure which decreased the fixed-line EBITDA margin to 25.8% as at March 31, 2009 (March 31, 2008: 36.3%).
Headline earnings from continuing operations decreased 45.9% to 557.0 cents per share and basic earnings per share decreased 57.7% to 407.4 cents per share for the year ended March 31, 2009, compared to 963.7 cents per share at March 31, 2008. The reduced earnings can be attributed to a decrease in operating profit due to a 19.5% increase in operating expenses (R4,881 million) and higher foreign exchange and fair value movements (R1,098 million) partially offset by a lower taxation expense (R987 million).
Investments in Multi-Links and Africa Online were impaired by R462 million and R39 million. The impairments were necessitated by the operating losses incurred by these operations and the deteriorating prevailing economic climate. Multi-Links reported a net loss of R1.76 billion (March 31, 2008: net profit of R33 million).
The fixed-line operations performed satisfactory. Excluding the impairments the fixed-line achieved an EBITDA margin of 32.3%.
Cash flows from operating activities increased by 7.8% to R11,432 million, cash flow utilised in investing activities increased by 20.6% to R17,005 million and cash flows from financing activities increased from R2,943 million to R7,093 million during the year ended March 31, 2009.
SUMMARY OF GROUP FINANCIAL RESULTS

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Continuing operations[1]
Operating revenue	32,441	33,611	35,940	3.6	6.9
Operating profit	9,751	9,069	6,388	(7.0)	(29.6)
EBITDA[2]	13,352	13,203	11,668	(1.1)	(11.6)
Operating profit margin (%)	30.1	27.0	17.8	(10.3)	(34.1)
EBITDA margin (%)	41.2	39.3	32.5	(4.6)	(17.3)
Capital expenditure[3]	6,623	8,428	9,631	27.3	14.3
Capex to revenue (%)	20.4	25.1	26.8	23.0	6.8
Basic EPS (ZAR cents)	1,204.7	963.7	407.4	(20.0)	(57.7)
Headline EPS (ZAR cents)[2]	1,235.5	1,028.9	557.0	(16.7)	(45.9)
Net debt	n/a	n/a	15,497	—	—
Net debt to EBITDA	n/a	n/a	1.3	—	—
After tax operating return on assets (%)	n/a	n/a	5.0	—	—

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Total operations
Basic EPS (ZAR cents)	1,681.0	1,565.0	832.8	(6.9)	(46.8)
Headline EPS (ZAR cents)	1,710.7	1,634.8	994.6	(4.4)	(39.2)
Capital expenditure[3]	10,246	11,900	13,234	16.1	11.2
Net debt	10,026	16,617	23,773	65.7	43.1
Net debt to EBITDA	0.5	0.8	1.2	60.0	50.0
After tax operating return on assets (%)	22.7	18.3	9.7	(19.4)	(47.0)
Operating free cash flow	3,728	2,229	(2,237)	(40.2)	(200.4)

1.	Excludes our 50% share of Vodacom, Swiftnet and Telkom Media.

2.	EBITDA and earnings have been reconciled to net profit.

3.	Including spend on intangible assets.
OPERATIONAL DATA

	Year ended March 31			% variance
	2007	2008	2009	07/08	08/09
Fixed-line data
ADSL subscribers[1]	255,633	412,190	548,015	61.2	33.0
Calling plan subscribers	272,071	464,038	590,590	70.6	27.3
Closer subscribers	266,300	451,122	575,812	69.4	27.6
Supreme call subscribers	5,771	12,916	14,778	123.8	14.4
W-CDMA subscribers	—	—	5,253	n/a	n/a
Fixed access lines (’000)[2]	4,642	4,533	4,451	(2.4)	(1.8)
Postpaid – PSTN	2,971	2,893	2,769	(2.6)	(4.3)
Postpaid – ISDN channels	718	754	781	5.0	3.6
Prepaid	795	743	766	(6.5)	3.1
Payphones	158	143	135	(9.5)	(5.6)
Fixed-line penetration rate (%)	9.8	9.5	9.1	(3.1)	(4.2)
Revenue per fixed access line (ZAR)	5,275	5,250	5,349	(0.5)	2.1
Total fixed-line traffic (millions of minutes)	29,323	26,926	24,869	(8.2)	(7.6)
Local	14,764	11,317	8,822	(23.3)	(22.0)
Long distance	4,224	3,870	3,631	(8.4)	(6.2)
Fixed-to-mobile	4,103	4,169	4,126	1.6	(1.0)
International outgoing	558	635	622	13.8	(2.0)
International VoIP	38	43	34	13.2	(20.9)
Subscription based calling plans	1,896	2,997	3,546	58.1	18.3
Interconnection	3,740	3,895	4,088	4.1	5.0
Domestic mobile interconnection	2,419	2,502	2,484	3.4	(0.7)
Domestic fixed interconnection	—	113	415	n/a	267.3
International interconnection	1,321	1,280	1,189	(3.1)	(7.1)
Managed data network sites	21,879	25,112	29,979	14.8	19.4
Internet all access subscribers[3]	302,593	358,066	423,196	18.3	18.2
Fixed-line employees	25,864	24,879	23,520	(3.8)	(5.5)
Fixed access lines per
fixed-line employee[4]	180	182	189	1.1	3.8
Mobile data[5]
Total customers (’000)	30,150	33,994	39,614	12.7	16.5

	Year ended March 31			% variance
	2007	2008	2009	07/08	08/09
South Africa
Mobile customers (’000)	23,004	24,821	27,625	7.9	11.3
Contract customers	3,013	3,541	3,946	17.5	11.4
Prepaid customers	19,896	21,177	23,561	6.4	11.3
Community services telephones	95	103	118	8.4	14.6
Mobile churn (%)	33.8	42.3	40.1	25.1	(5.2)
Contract churn	9.7	8.3	9.9	(14.4)	19.3
Prepaid churn	37.5	47.9	45.4	27.7	(5.2)
Estimated mobile market share (%)[6]	58	55	53	(5.2)	(3.6)
Mobile penetration (%)	84	94	108	11.9	14.9
Total mobile traffic (millions of minutes)	20,383	22,769	24,383	11.7	7.1
Mobile ARPU (ZAR)[7]	128	128	133	—	3.9
Contract ARPU	517	486	474	(6.0)	(2.5)
Prepaid ARPU	63	62	68	(1.6)	9.7
Community services	902	689	534	(23.6)	(22.5)
Number of mobile employees[8]	4,727	4,849	5,451	2.6	12.4
Mobile customers per mobile employee[8]	4,867	5,119	5,068	5.2	(1.0)
Other African countries
Mobile customers (’000)	7,146	9,173	11,989	28.4	30.7
Number of mobile employees[9]	1,522	1,992	2,336	30.9	17.3
Mobile customers per mobile employee[9]	4,695	4,605	5,132	(1.9)	11.4
Gateway employees	—	—	389	—	—
Other data
Multi-Links
Number of subscribers	185,619	813,392	2,516,109	338.2	209.3
Number of employees	—	680	870	—	27.9
Africa Online
Number of subscribers [10,11]	n/a	17,252	18,441	—	6.9
Number of employees	317	379	313	19.6	(17.4)

1.	Excludes Telkom internal lines of 1,029 (2008: 751 and 2007: 523).

2.	Excludes Telkom internal lines of 111,852 (2008: 109,501 and 2007: 107,719).

3.	Includes Telkom Internet ADSL, ISDN, WiMAX and dial-up subscribers.

4.	Based on number of fixed-line employees, excluding subsidiaries.

5.	100% of Vodacom data.

6.	Based on Vodacom estimates.

7.	With effect from April 1, 2008, ARPU calculations include revenues from national roamers and international visitors roaming on Vodacom’s network. Historical ARPU numbers have been restated in line with this new methodology.

8.	Includes Holding company and Mauritian employees and temporary employees.

9.	Includes temporary employees.

10.	From April 1, 2008, Africa Online changed the method of counting subscribers to include all the individual corporate sites as individual customers. The comparative information for 2008 has been restated.

11.	Excluding UU-Net joint venture partner’s subscribers in Kenya. UU-Net had 300 and 320 subscribers as at March 31, 2008 and 2009, respectively.
2. OPERATIONAL OVERVIEW
Telkom’s strategy continues to focus on defending and growing our traditional voice base. Our growth strategies focus on adding revenue by developing a fixed-mobile capability to give us a larger share of the voice revenue pie, aggressively building our data, broadband and converged services offering and expanding geographically into high growth markets.

REORGANISATION OF TELKOM
Reorganising Telkom is imperative to align the organisation to successfully execute on our strategy and to position the new standalone group as a competitive force. The new structure consists of the Telkom Group, with a corporate centre and three operating business units – Telkom South Africa, Telkom International and Data Centre Operations. Telkom South Africa is split up into three distinct units – Network and Wholesale, Enterprise and Consumer. The reorganising seeks to improve profit and loss accountability throughout the organisation and to create distinctive focus for each business unit. It will give the business units the agility to focus on customer centricity and cost efficiency and respond to the competitive environment, changing technological landscape and regulatory requirements.
We will seek to execute our strategy through our Telkom Renaissance initiative which has been initiated with the objective of transforming us into a leading pan-African communications company. Delivering on this requires a compelling and focused transformation programme. This programme consists of various initiatives including us defending our market share, seeking new revenue and businesses and implementing a structure that enables clear profit and loss accountability, as well as ensuring that our business processes and work practices deliver upon our strategic intent.
DEFEND AND GROW PROFITABLE REVENUE
Voice revenue
Traffic revenue decreased 3.9% to R15.3 billion with local traffic revenue decreasing 10.8% to R3.6 billion while local minutes decreased by 22.0% to 8.8 billion minutes. This is primarily due to continuing fixed to mobile substitution. Telkom has reclassified subscription revenue from calling plans into a separate revenue line item – subscription based calling plans – to easily identify revenue from calling plans. Total traffic minutes decreased by 7.6% to 24.9 billion minutes, a slow down on last year’s decrease of 8.2%. Revenue from subscription based calling plans increased by 20.5% to R1.3 billion.
Long distance revenue decreased by 9.6% to R2.0 billion with a decrease in volumes of 6.2% to 3.6 billion minutes and a 3.6% decrease in effective rates. Fixed to mobile revenue decreased by 1.8% to R7.4 billion with a decrease in volumes of 1.0% to 4.1 billion minutes and a 0.8% effective tariff reduction for the year. International traffic revenue decreased by 5.4% to R933 million and an effective tariff reduction of 2.4%. Interconnection revenue increased by 18.6% assisted by volume increases of 5.0% to 4.1 billion minutes.
The Telkom Closer packages have performed well, increasing by 27.6% to 575,812 plans. Supreme call packages, targeted at the business segment, have increased by 14.4% to 14,778 packages and PC bundles have increased 48.3% to 11,336. Telkom continues to be successful in tying in large corporate customers to term and volume discount plans. Annuity revenue streams, which exclude line installations, reconnection fees and CPE sales, have increased by 6.8% to R7.4 billion. Telkom will seek to continue converting revenue streams to annuity revenues. This will be done largely through bundling call minutes with access line rental in attractive subscription based value propositions. This is an important strategy for delivering greater value to our customers. Our current line penetration of bundled products is 41.7% and we are targeting a penetration of 56% by 2013/14.
Broadband and converged services
Broadband and converged services continue to perform well with ADSL subscribers up 33% to 548,015. Do Broadband subscribers increased 58.1% to 188,540. Internet all access subscribers increased 18.2% to 423,196. Our current Broadband line penetration rate is 15% and our targeted penetration rate is 25% by 2013/14.
We have increased DSLAMs throughout the country by 50.4% to 4,000 sites. We have installed 91% of ADSL lines within 21 working days where no network build is required, compared to 79% in the year ended March 31, 2008 and 74% within 21 working days where network build is required compared to 66% in the year ended March 31, 2008. The ADSL Self Install option is expected to continue to improve the installation times. As of March 31, 2009, 57% of all ADSL installations were being done through the Self Install option.
Grow and win back traffic initiatives
Telkom has developed further initiatives to grow and win back traffic. We intend to change the perception that the fixed-line is an expensive service through tariff communication and value for money campaigns and continue with targeted marketing of our Telkom Closer and Do Broadband bundles. We continue to improve our service delivery through fulfilment and assurance. The gated community trend allows us to grow our line base in these niche markets. In order to combat cannibalisation of our revenue we have developed attractive, entry level internet dial-up bundles. We will continue to aggressively drive our broadband strategy though adding higher value content. We anticipate that our fixed to mobile convergence products will support traditional voice revenue and we are developing fixed to mobile value propositions to combat competition. From a cost efficiency point of view, we intend to maximise the utilisation of our existing infrastructure by growing affordable entry level products.

Corporate data
As a result of Telkom’s strategy to grow our data business, data revenues (including broadband revenue) increased a very pleasing 12.1% to R9.3 billion. This is also indicative of the growth in bandwidth demand from corporates and mobile operators as a result of 3G and HSDPA. Data connectivity revenue increased 10.9% to R5.0 billion. Mobile leased line revenue increased 0.5% to R1.9 billion. The low increase is as a result of Telkom re-balancing its pricing points to be more competitive. Internet access revenues increased 29.6% to R1.5 billion and we are proud of the fact that managed network services and VPN revenue increased 22.3% to R891 million. Telkom intends to continue exploiting the advantage of our high-quality unmatchable national network footprint in the corporate data market.
CUSTOMER SERVICE
Improved customer service is vital to the success of Telkom into the future. Sustainable and profitable growth in the customer base requires creating and strengthening capabilities focused on managing customer relationships and learning from acquired customer information. This will allow Telkom to better manage the customer experience and anticipate customer needs.
Customer segmentation based on value is enabling Telkom to understand customers better in order to give additional value and services to customers. Surveys with our key customer segments have shown that service quality perception has improved in the Small Business, Medium and Large Business and Corporate and Government Sectors. The residential market perception survey indicates a stable rating.
COST MANAGEMENT AND CAPITAL EXPENDITURE REDUCTION
Faced with competition eroding our revenue base, cost management continues to be a key element in creating shareholder value. Combined with the inflationary environment affecting our operating expenses, a number of once off items impacted fixed-line expenditure including:
•	R177 million expenses relating to the Vodacom transaction;

•	R85 million impairment of Africa Online;

•	R254 million impairment of Telkom Media; and

•	R1.8 billion impairment of Multi-Links.
Fixed-line operating expenses increased 19.6% to R29.8 billion. Employee expenses increased by 8.1% to R8.0 billion, payments to other operators increased 9.2% to R7.5 billion, selling general and administrative expenses increased by 68.8% to R6.6 billion, service fees increased by 14.4% to R2.8 billion and operating leases decreased by 1.0% to R613 million. Depreciation, amortisation, impairment and write-offs increased by 16.8% to R4.4 billion resulting in an EBITDA margin of 25.8%. Excluding the Multi-Links, Telkom Media and Africa Online impairment the fixed-line adjusted normalised EBITDA margin was 32.3%.
The Telkom reorganisation programme – Telkom Renaissance – improves profit and loss accountability throughout the organisation and will allow us to focus on efficient resource management and cost containment. In addition, the roll-out of our mobile network is expected to enable us to provide connectivity in a more cost effective manner in rural and high cable theft areas. Next Generation Network and mobile technology also allows us to replace expensive to maintain legacy equipment. We intend to expedite the retirement of costly legacy systems as a result of our growing Next Generation Network in order to reduce maintenance spend. We continue with the renegotiation of all supplier contracts and constructive engagement with labour unions. We are reviewing our IT investment strategy in order to ensure optimum levels of spend in line with our strategy and network investment. Inventories and capital work-in-progress are receiving considerable attention as we seek to lower just-in-time levels of investment and to monetise any excessive levels of assets.
Telkom is targeting an operating cost reduction of 10% over the following three financial years. The Telkom board is focusing on improving the cost efficiency and free cash flow profile of the company. It has reduced the initial 5 year capital expenditure budget by 40% to R34 billion and intends to reduce it further where possible.
INTO THE FUTURE
Our geographic expansion strategy aim is to establish Telkom as a regional voice and data player through the provisioning of a range of hosting services, managed solutions, mobile voice and wireless broadband services. To date we have invested in Multi-Links, Africa Online and M-web Africa. We have also signed a memorandum of understanding with America’s AT&T. The primary focus of this partnership is to explore the development of network to network interfaces between Telkom’s regional networks and AT&T’s global networks in order to increase service to multi-national customers.

Telkom is also conducting significant market research in order to enter the mobile and Data Centre operations markets in South Africa.
Multi-Links
With effect from May 1, 2007, Telkom acquired 75% of Multi-Links Telecommunications Limited, or Multi-Links, through Telkom International, a wholly owned South African subsidiary, in Nigeria, for US$280 million, or R1,985 million. The remaining 25% of Multi-Links was owned by Kenston Investment Limited, an investment company based in the Isle of Man in the United Kingdom. With effect from January 21, 2009, Telkom acquired the remaining 25% interest in Multi-Links for US$130 million, thereby increasing its ownership of Multi-Links to 100%. The purchase price was subject to a contractual put option in favour of the minority shareholder.
Multi-Links is a private telecommunications operator with a Unified Access License allowing fixed, mobile, data, long distance and international telecommunications services focused primarily on corporate clients, wholesale and mass markets in Nigeria.
Multi-Links’ Unified Access License was granted on November 1, 2006 and has a term of ten years, with seven years remaining. There are currently 13 operators licensed with Unified Access Services Licenses in Nigeria, making the Nigerian telecommunications market extremely competitive as operators may use any technology to deliver voice, data and video services to their customers.
Multi-Links reported a 124.9% increase in revenue to R1.9 billion with subscribers growing 209.3% to 2,516,109 in the year ended March 31, 2009. Voice and data revenue contributed 75.0% to total revenue, handset sales 11.9%, interconnect revenue 12.6% and SMS 0.5%.
Multi-Links’s slow start in developing an efficient and well controlled distribution channel, together with a departure from its initial strategy of focusing on high ARPU subscribers, the delayed launch of EVDO and destructive competition in the CDMA market caused ARPU to decline from US$32 at March 31, 2008 to US$9 at March 31, 2009. Telkom is currently addressing these challenges as indicated below.
Operating expenses increased 157.1% to R2.4 billion primarily as a result of upfront handset subsidies. The average cost per unit equalled approximately R400 and subsidies totalled R281 million. Payment to other operators contributed 26.9%, selling general and administrative expenses 46.0%, employee expenses 5.2%, operating leases 8.0%, service fees 1.6% and depreciation 12.3%. Subsidised handsets were the largest contributor to SG&A expenses.
Multi-Links reported a negative EBITDA margin of 11.9%, an EBITDA loss of R226 million for the year ended March 31, 2009 and a net loss of R1.76 billion after accounting for an impairment of the deferred tax asset of R301 million. Bad debts increased 208.2% to R7.9 million.
Multi-Links has begun focusing its attention on the SMME, corporate and wholesale markets and mainly on high ARPU users. Its revenue retention and growth strategy will concentrate on increasing revenue of fixed wireless and mobile customers through brand awareness and promotion; expanding broadband internet to offer high value bundles and services. Through its extensive fibre network it will provide high quality internet protocol/next generation network services to the government, corporate and SMME customers whilst extending its metro-ethernet services. The reach of its fibre network also allows Multi-Links to concentrate on carrier class corporate and wholesale product and services offerings.
Operating expenses have been driven by network growth, rehabilitation of distribution channels, marketing costs and customer acquisition and maintenance. Multi-Links is focusing on containing costs through reducing handset subsidies drastically, continuing to migrate to an all IP network in order to reap the benefits of its cost effective network management capabilities and securing cost effective international connectivity through the SAT-3 and other submarine cables.
Capital expenditure increased 112.7% to R2.8 billion in the year ended March 31, 2009. In the 2009 financial year, Multi-Links’ build and expansion programme achieved the following:
•	deployed additional packet based mobile switching centres increasing the available capacity from 1,000,000 to 2,800,000 subscribers;

•	extended home location register capacities from 800,000 to 5,100,000 subscribers;

•	rolled out additional base transmission stations increasing its capacity from 800,000 to 1,800,000 subscribers;

•	successfully launched its broadband service offering by rolling out an EVDO 3G network to a capacity of 100,000 subscribers;

•	added 1,300 kms of optic fibre resulting in a total to 3,711 kms;

•	increased international capacity by the addition of 2 x 155Mb services on the SAT-3 submarine cable system; and

•	extended coverage to 22 states and Abuja.
Turning around Multi-Links’s performance is vital to Telkom given the extent of the Group’s investment and the enormous opportunity the Nigerian market provides.
We have budgeted capital expenditure of US$100 million for the 2009/10 financial year with the primary objectives of adding an additional 1,000 kms of fibre, fibre connecting all major cities, metro-ethernet rings connecting the top five cities, and a national MPLS data networking connecting the top eight cities.
We expect Multi-Links to be EBITDA positive in 2010/2011 and to be cash flow positive by 2011/2012.
Africa Online, M-Web Africa and AT&T
Africa Online is an internet service provider with operations active in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.
Africa Online’s network had 29 points of presence, 46 mobile broadband transceiver stations, 31 fixed broadband wireless access transceiver stations, eight network operation and 17 support centres and eight data centres across nine countries servicing 18,441 customers as of March 31, 2009.
On April 21, 2009, we acquired a 100% interest in M-Web Africa Limited, which owns approximately 88% of AFSAT Communications Limited, and a 75% interest in M-Web Namibia (Proprietary) Limited, for approximately R498 million. M-Web Africa is a group of companies offering internet services and its own VSAT access services in Sub-Saharan Africa (excluding South Africa). M-Web Africa is obliged to acquire the additional 12% of AFSAT Communications Limited and we are currently in negotiations to purchase such shares.
M-Web Africa’s VSAT service is mostly focused on the corporate and enterprise markets and is branded iWay. Its VSAT services are using satellite teleport facilities in South Africa, the USA and Europe. The company had 20,175 customers at March 31, 2009.
The group is headquartered in Mauritius with operations in Nigeria, Kenya, Tanzania, Uganda, Namibia and Zimbabwe and an agency arrangement in Botswana. There are distributors in 26 Sub-Saharan African countries.
Between Africa Online and M-Web Africa, the Telkom Group’s footprint extends across the entire Sub-Saharan Africa region. This provides us with a great opportunity to service multi-national customers and corporate customers in particular requiring internet access data products across Sub-Saharan Africa. The internet access market is still in its infancy in Sub-Saharan Africa but is expected to deliver solid growth into the future.
We will be concentrating on exploiting the synergies offered by integrating Africa Online and M-Web Africa during this year. We will be consolidating all satellite bandwidth capacity and data centre operations. The VSAT businesses of Africa Online, M-Web Africa and AFSAT will be merged and all joint markets will be consolidated under a single entity. The wireless broadband reach will be expanded and VSAT will also be used for cost effective international backbone connectivity. The new integrated Pan African business will focus on including turnkey services and defending and growing market share to increase shareholder value.
Telkom is building the muscle to serve multi-national customers in Africa through combining our presence with partners. On April 16, 2009, Telkom and AT&T entered into a strategic memorandum of understanding which aims to extend AT&T’s global networking reach to Sub-Saharan Africa and boost Telkom’s strategy to grow a strong ICT footprint on the African continent. The agreement will enable both companies to explore ways to provide global seamless communication and technology solutions and services to multi-national customers, either based in or seeking to extend their operations in Sub-Saharan Africa.

Under the terms of the memorandum of understanding, the two companies will begin work towards definitive agreements that are designed to:
•	directly connect the Telkom regional network and the AT&T global network;

•	deliver a wider geographic footprint of telecommunications services, both in Sub-Saharan Africa and other global points;

•	enhance mobile service capabilities for corporate customers in Sub-Saharan Africa;

•	extend global VPN services to support the state-of-the-art network requirements of customers either headquartered in or seeking to expand sites in Sub-Saharan Africa;

•	explore other potential opportunities in areas such as telepresence, hosting and professional services; and

•	expand the existing global wholesale voice services relationship between Telkom Group and AT&T.
Mobile strategy – South Africa
The recent liberalisation in the licensing regime, advancements in convergence technology and the termination of the Vodafone shareholders agreement provides Telkom with the opportunity to enter the mobile market. We believe that an integrated fixed-mobile operator is well positioned to react to, and take advantage of, the future requirements of our customers. By developing an integrated fixed-mobile offering Telkom will seek to leverage its customer base, marketing, logistics and distribution channels to increase its share of voice revenue. In addition, Internet access demands are increasingly requiring mobility. An integrated bundled offering would offer superior speeds and quality through the fixed-line, including the advantages of mobility when required by the customer. Mobility provides cost efficiencies and the opportunity to consolidate traffic onto Telkom’s network.
Currently mobile customers are experiencing the effects of a highly congested network and poor quality of service. Telkom intends to use the strengths of its fixed-line network to differentiate its mobile service on quality with a fully converged array of products and services. Our Next Generation Network and access to the latest technologies will provide further value to our customers.
Telkom has rolled out 141 W-CDMA sites in major metropolitan areas throughout South Africa. Our initial focus has been on theft, breakages and incident-prone areas, customers waiting for service and greenfield areas where Telkom has no copper infrastructure. In essence, the W-CDMA technology allows Telkom to deploy fixed-line lookalike services with regional fixed numbering plans instead of deploying copper, especially in high copper theft areas or areas where copper deployment is not feasible or too slow to roll out. This roll-out will be extended to rural areas and to replace expensive to maintain legacy equipment.
Our move into offering a fully fledged mobile service is dependent on the finalisation of market research and the outcome of pilot and customer trials planned for the end of 2009.
We are however aware of the power of the entrenched mobile companies. With this in mind, Telkom will not commit to further capital expenditure other than that focused on reducing costs before the company has completed its market research. Future build will be based on maximising our current infrastructure and subscriber numbers in order to reduce operational and build costs and improve value add as far as possible.
Data Centre Operations
Globally, fixed-line telecommunications operators are intrinsically IT intensive and have large IT asset bases. This fact is driving them into the value added IT outsourcing services market. Customers are increasingly expecting consistent end-to-end service both on IT and communications operations to support agile business processes. Major telecoms operators are best positioned to deliver a converged services value proposition because they control the network and are thus able to provide an integrated offering.
An analysis of the IT services sector shows it is both attractive and fast growing. In Europe, data services demand is 6 times higher than the supply. In South Africa, the IT services market was R21 billion in 2007 and was forecast to grow by BMI-TechKnowledge at a compound annual growth rate of 10%.
Telkom can rely on a number of key differentiating factors related to Data Centre operations. We are already a major player in the connectivity and managed network space and currently have 7,500 square metres of data centre space. We are currently managing over R2.5bn of IT assets and are currently completing the addition of a further 2,200 square metres at a cost of R400 million which will be operational by July 2009. This fact confirms Telkom as the largest provider of data centre services in terms of square metres in high quality, high availability space in Sub-Saharan Africa. We are currently conducting market research to assess the feasibility of adding a further 5,000 square metres. Our intention is to build carrier neutral data centres.

Confederations Cup 2009 and World Cup 2010
Telkom is extremely proud that our expertise in connectivity, transmission and managed networks has been recognised by FIFA who has chosen us to design and provide the underlying infrastructure for both the Confederation Cup 2009 and World Cup 2010. Telkom will also provide FIFA’s data centre hosting requirements and fully managed customised IT solutions. To date, Telkom has successfully beamed the Confederation Cup 2009 to billions of people across the globe.
The deployment of the infrastructure and services at the ten stadiums and International Broadcasting Centre is being funded through a contract entered into with the Department of Communications. The funding received from the Department of Communications totals R950 million over the 2009 and 2010 financial years. Telkom has spent R118 million during the year ended March 31, 2009. The Department of Communications funding does not cover certain increases in the national backbone and transmission networks, element management operating systems and network synchronisation requirements.
Revenue will be generated directly from FIFA and from the media and broadcasters. We anticipate that this investment will meet our investment criteria. In the future, it is envisaged that Telkom will be able to redeploy a substantial portion of the infrastructure provided at the stadiums throughout the network, apart from the access equipment. In addition, the expansion in core network will be utilised for South Africa’s growing bandwidth demand.
We are thrilled that Telkom is able to meaningfully participate in these truly global events for the benefit of South Africa and its people.
THE REGULATORY ENVIRONMENT
The licensing and provision of telecommunications services in the Republic of South Africa has historically been subject to the Telecommunications Act and the extensive regulations made under the Telecommunications Act. The Telecommunications Act was repealed by the Electronic Communications Act when the Electronic Communications Act came into effect on July 19, 2006. While a new licensing regime has been created by the Electronic Communications Act, all existing licences were to remain valid until converted to new licences in accordance with the new licensing regime. Regulations made under the Telecommunications Act are also to remain in force until new regulations required are made to fully implement the provisions of the Electronic Communications Act. As a result, the regulatory environment is evolving, lacks clarity in a number of areas and is subject to interpretation, review and amendment as the telecommunications industry is further developed and liberalised. In addition, the regulatory process entails a public comment process, which, in light of the politicised issue of privatisation of industries such as telecommunications in South Africa, makes the outcome of the regulations uncertain and may cause delays in the regulatory process. A number of significant matters have not been addressed or clarified. ICASA has started several regulatory processes, the most important of which are:
•	the establishment of the special terms and conditions that may apply to each individual licensee;

•	the establishment of spectrum licence fees;

•	the determination of the definition of the various markets;

•	the establishment of the methodologies that will be used to determine the level of competitiveness in each market and the existence of significant market power therein; and

•	the determination of the regulatory remedies that may be imposed on a licensee upon a finding of significant market power.
It is not possible to determine at this stage the outcome of these processes or the timeframe within which they will be concluded. Telkom remains committed to working with ICASA for the benefit of the entire telecommunications industry.
Declaration of ordinary and special dividend
The receipt of R9.6 billion from the sale of 15% of Vodacom to Vodafone Plc, delay in the roll-out of the mobile network and data centre expansion and re-assessment of the Multi-Links capital requirements allows Telkom to declare a special dividend in addition to the ordinary dividend. The ordinary dividend provides the new targeted base established by the board for the determination of future dividends for Telkom as a standalone entity. The level of dividend payments going forward will be based on a number of factors, including the consideration of the financial results, capital and operating expenditure requirements, the Group’s debt level, interest coverage, internal cash flows, prospects and available growth opportunities.
Ordinary dividend number 14 of 115 cents per share (2008: 660 cents) and special dividend of 260 cents per share (2008: 0 cents) in respect of the financial year ended March 31, 2009 have been declared payable on Monday, July 20, 2009 to shareholders recorded in the register of the company at close of business on Friday, July 17, 2009.

Holders of ordinary shares

Salient dates with regard to the ordinary and special dividend	2009
Last date to trade cum dividend	Friday, July 10
Shares trade ex dividend	Monday, July 13
Record date	Friday, July 17
Payment date	Monday, July 20
Share certificates may not be dematerialised or rematerialised between Monday, July 13, 2009 and Friday, July 17, 2009, both days inclusive.
On Monday, July 20, 2009, dividends due to holders of certificated securities on the South African register will either be transferred electronically to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholders will be credited to shareholders’ accounts with their relevant CSDP or broker.
Holders of American Depositary Shares

Salient dates with regard to the ordinary and special dividend	2009
Ex dividend on New York Stock Exchange	Friday, July 10
Record date	Friday, July 17
Approximate date for currency conversion into US dollars	Monday, July 20
Approximate date for payment of dividend	Monday, August 3
Prospects
Telkom’s strategy is designed to deliver sustainable, profitable growth going forward and is benchmarked against global best practice. The creation of sustainable shareholder value is the underlying driver of every decision made. Telkom’s Board of directors and management team believe in the cost efficiencies and cash flows of the fixed-line business and are committed to addressing this while we invest for growth in new areas of business.
Capital expenditure for the group is expected to range between 20% and 23% of revenue over the next financial year.
The targeted net debt to EBITDA for the 2010 financial year is expected to be 1.4 times.
Targets in a transforming industry such as ours are inherently risky, particularly in later years and investors should not place undue reliance on such targets. Our ability to meet such targets is subject to a number of risks and uncertainties and there could be no assurance that we could meet such targets. See the special note regarding forward-looking statements.
The level of dividend going forward will be based on a number of factors including the consideration of the financial results, available growth opportunities, capital and operational requirements, the group’s debt level, interest coverage, internal cash flows, prospects and resources.
New York Stock Exchange Listing
Given the current global economic climate and the business imperative for Telkom to reduce its cost base, the Board has decided to delist from the New York Stock Exchange. Maintaining a listing in the United States is expensive and takes considerable management time. The methodology employed and discipline gained from compliance with the Sarbanes-Oxley reporting requirements will be retained, where appropriate, to ensure strict corporate governance compliance and transparent financial reporting.
Telkom is comfortable that the Johannesburg Stock Exchange provides sufficient access to capital from both South African and global investors. Telkom intends to maintain a level 1 American Depositary Receipt programme to facilitate over-the-counter trading in the United States of America.
3. GROUP PERFORMANCE
The Telkom Group added Multi-Links as a new segment to its financial reporting for the 2009 financial year. As a result, the Telkom Group’s four reporting segments for the 2009 financial year are fixed-line, Multi-Links, mobile and other. The other segment includes Telkom’s Trudon, formerly known as TDS Directory Operations, and Africa Online subsidiaries. The information in this provisional annual results has been updated to reflect the above changes to Telkom’s reporting segments.

GROUP OPERATING REVENUE
Group operating revenue increased by 6.9% to R35,940 million (March 31, 2008: R33,611 million) in the year ended March 31, 2009. Fixed-line operating revenue, before inter-segmental eliminations, increased by 3.3% to R33,659 million due to growth in data revenues, higher revenue from interconnection and subscription based calling plans, partially offset by lower traffic revenue. Multi-Links’s operating revenue increased 124.9% due to a 209.3% growth in its subscribers.
GROUP OPERATING EXPENSES
Group operating expenses increased by 19.5% to R29,895 million (March 31, 2008: R25,014 million) in the year ended March 31, 2009, due to a 19.6% increase in operating expenses in the fixed-line segment to R29,849 million (before inter-segmental eliminations) and a 157.1% increase in operating expenses in Multi-Links to R2,422 million (before inter-segmental eliminations). Fixed-line operating expenses increased due to increased selling, general and administrative expenses, payments to other network operators, depreciation, amortisation, impairment and write-offs, employee expenses and service fees. The increase in Multi-Links’s operating expenses was primarily due to increased cost of sales and associated subsidies as a result of increased sales volumes, increased advertising and promotional expenditure and an increase in expatriate fees as a result of an increase in staff seconded from Telkom during the year.
INVESTMENT INCOME
Investment income consists of interest received on short-term investments and bank accounts. Investment income increased by 7.7% to R181 million (March 31, 2008: R168 million), largely as a result of increased short-term deposits and interest rates.
FINANCE CHARGES AND FAIR VALUE MOVEMENTS
Finance charges include interest paid on local and foreign borrowings, amortised discounts on bonds and commercial paper bills, fair value gains and losses on financial instruments and foreign exchange gains and losses on foreign currency denominated transactions and balances. Finance charges and fair value movements increased by 82.7% to R2,843 million (March 31, 2008: R1,556 million) in the year ended March 31, 2009, primarily due to a 12.2% increase in interest expense to R1,732 million (March 31, 2008: R1,543 million) mainly as a result of the 43.1% increase in the Group’s net debt to R23,773 million (March 31, 2008: R16,617 million). In addition to the increase in the interest expense, net fair value and foreign exchange rate movements resulted in a loss of R1,111 million for the year ended March 31, 2009 (March 31, 2008: R13 million). The increase in the loss was mainly attributable to foreign exchange losses incurred by Multi-Links on foreign denominated loans and creditors’ balances as a result of the devaluation of the Naira as well as the mark to market valuation of the Multi-Links put option.
TAXATION

Consolidated tax expense from continuing operations decreased by 37.3% to R1,660 million (March 31, 2008: R2,647 million) in the year ended March 31, 2009. The consolidated effective tax rate for the year ended March 31, 2009 was 44.6% (March 31, 2008: 34.5%). Telkom Company’s effective tax rate was 8.9% (March 31, 2008: 24.6%). The lower effective tax rate for Telkom Company in the year ended March 31, 2009 was mainly due to the deferred tax asset that was raised on the capital gains tax base cost of the 15% investment in Vodacom which is held for sale that will be utilised in the future capital gains tax liability of the sale transaction, partially offset by the R1,843 million impairment of the Multi-Links investment, a R254 million impairment of the Telkom Media loan and R85 million impairment of the Africa Online investment at company level.
PROFIT FOR THE YEAR AND EARNINGS PER SHARE
Profit attributable to the equity holders of Telkom decreased by 47.7% to R4,170 million (March 31, 2008: R7,975 million) in the year ended March 31, 2009.
Group basic earnings per share from continuing operations decreased 57.7% to 407.4 cents per share (March 31, 2008: 963.7 cents) and Group headline earnings per share from continuing operations decreased by 45.9% to 557.0 cents per share (March 31, 2008: 1,028.9 cents).
4. GROUP BALANCE SHEET
Net debt, after financial assets and liabilities, including discontinued operations, increased by 43.1% to R23,773 million (March 31, 2008: R16,617 million) resulting in a net debt to EBITDA ratio of 1.2 times from 0.8 times at March 31, 2008. On March 31, 2009, the Group had cash balances of R1,931 million (March 31, 2008: R1,134 million). Net debt, after financial assets and liabilities of continuing operations, was R15,497 million with a net debt to EBITDA margin of 1.3 times.
Telkom Company issued new local bonds, the TL12 and TL15 with a nominal value of R1,060 million and R1,160 million, respectively as well as syndicated loans with a nominal value of R4,100 million during the year ended March 31, 2009. The Company issued commercial paper bills with a nominal value of R11,025 million for the year ended March 31, 2009 of which commercial paper bills with a nominal value of R9,849 million were repaid by March 31, 2009.

5. GROUP CASH FLOW
Cash flows from operating activities increased by 7.8% to R11,432 million (March 31, 2008: R10,603 million), primarily due to a lower dividend paid in respect of the 2008 financial year and lower tax payments partially offset by higher finance charges. Cash flows utilised in investing activities increased by 20.6% to R17,005 million (March 31, 2008: R14,106 million), primarily due to higher capital expenditure in the Multi-Links and mobile segments and higher acquisitions mainly as a result of the acquisition of Gateway by Vodacom. Cash flows from financing activities includes loans raised of R18,168 million, partially offset by loans repaid of R10,212 million.
SUMMARY

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Cash generated from operations	20,520	21,256	20,394	3.6	(4.1)
Cash from operating activities (after tax, interest and dividends)	9,356	10,603	11,432	13.3	7.8
Investing activities	(10,412)	(14,106)	(17,005)	35.5	20.6
Financing activities	(2,920)	2,943	7,093	200.8	141.0
Net (increase)/ decrease in cash	(3,976)	(560)	1,520	85.9	371.4
6. GROUP CAPITAL EXPENDITURE
Group capital expenditure which includes spend on intangible assets, increased by 11.2% to R13,234 million (March 31, 2008: R11,900 million) and represents 36.8% of Group revenue (March 31, 2008: 35.4%).
GROUP CAPITAL EXPENDITURE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Fixed-line	6,594	6,794	6,690	3.0	(1.5)
Multi-Links	—	1,312	2,791	—	112.7
Mobile	3,608	3,460	3,569	(4.1)	3.2
Other	44	334	184	659.1	(44.9)
	10,246	11,900	13,234	16.1	11.2
FIXED-LINE CAPITAL EXPENDITURE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Baseline	3,409	4,039	3,343	18.5	(17.2)
Revenue generating	159	57	30	(64.2)	(47.4)
Network evolution	784	1,092	1,373	39.3	25.7
Sustainment	416	277	115	(33.4)	(58.5)
Effectiveness and efficiency	1,141	841	603	(26.3)	(28.3)
Support	497	451	790	(9.3)	75.2
Regulatory and other	188	37	436	(80.3)	1,078.4
	6,594	6,794	6,690	3.0	(1.5)
Fixed-line capital expenditure, which includes spending on intangible assets, decreased by 1.5% to R6,690 million (March 31, 2008: R6,794 million) and represents 19.9% of fixed-line revenue (March 31, 2008: 20.9%). Baseline capital expenditure of R3,343 million (March 31, 2008: R4,039 million) was largely for the deployment of technologies to support the growing data services business (including ADSL footprint), links to the mobile cellular operators and expenditure for access line deployment in selected high growth commercial and residential areas. The continued focus on rehabilitating the access network and increasing the efficiencies and reducing redundancies in the transport network as well as the initiation of the fixed wireless roll-out contributed to the network evolution and sustainment capital expenditure of R1,488 million (March 31, 2008: R1,369 million).

Telkom continues to focus on its operations support system investment with current emphasis on workforce management, provisioning and fulfilment, assurance and customer care, hardware technology upgrades on the billing platform and performance and service management and property optimisation. During the year ended March 31, 2009, R603 million (March 31, 2008: R841 million) was spent on the implementation of several systems.
MULTI-LINKS CAPITAL EXPENDITURE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Property, plant and equipment	—	1,312	2,754	—	109.9
Intangible assets	—	—	37	—	—
	—	1,312	2,791	—	112.7
Multi-Links’s capital expenditure, which includes spending on intangible assets, increased by 112.7% to R2,791 million (March 31, 2008: R1,312 million) and represents 146.9% of Multi-Links’s revenue (March 31, 2008: 155.3%) and was due to the continued investment to improve geographic coverage and increase capacity for both the voice and data networks.
MOBILE CAPITAL EXPENDITURE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Property, plant and equipment	3,069	2,475	2,979	(19.4)	20.4
Intangible assets	539	985	590	82.7	(40.1)
	3,608	3,460	3,569	(4.1)	3.2
Mobile capital expenditure, which includes spending on intangible assets, increased by 3.2% to R3,569 million (March 31, 2008: R3,460 million) and represents 12.9% of mobile revenue (March 31, 2008: 14.4%) and was due to the continued investment to improve geographic coverage and increase capacity for both the voice and data networks.
OTHER CAPITAL EXPENDITURE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Property, plant and equipment	34	277	139	714.7	(49.8)
Intangible assets	10	57	45	470.0	(21.1)
	44	334	184	659.1	(44.9)
Other capital expenditure consists of additions to property, plant and equipment and intangible assets for our subsidiaries Trudon (Proprietary) Limited, formerly known as TDS Directory Operations, Swiftnet (Proprietary) Limited, Africa Online Limited and Telkom Media. Other capital expenditure decreased to R184 million (March 31, 2008: R334 million) and represents 13.8% of other revenue (March 31, 2008: 29.1%).
7. SEGMENT PERFORMANCE
Telkom’s operating structure comprises three segments, fixed-line, Multi-Links and other. The fixed-line segment provides fixed-line voice and data communications services through Telkom. The Multi-Links segment provides fixed, mobile, data, long distance and international telecommunications services throughout Nigeria, through our wholly owned subsidiary, Multi-Links. The other segment provides directory services through our 64.9% owned subsidiary, Trudon and internet services in Cote d’Ivoire, Ghana, Kenya, Namibia, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe, through our wholly owned subsidiary, Africa Online Limited.
Our 50% share of Vodacom’s results, Telkom Media and Swiftnet’s results are disclosed as discontinued operations in terms of IFRS5 in the Telkom Group’s consolidated financial statements.
The financial information provided below is before any inter-segmental eliminations.

SUMMARY – Continuing operations

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Operating revenue	32,441	33,611	35,940	3.6	6.9
Fixed-line	32,345	32,572	33,659	0.7	3.3
Multi-Links	—	845	1,900	—	124.9
Other	873	1,040	1,214	19.1	16.7
Inter-segmental eliminations	(777)	(846)	(833)	8.9	(1.5)
Operating profit	9,751	9,069	6,388	(7.0)	(29.6)
Fixed-line	8,596	8,107	4,334	(5.7)	(46.5)
Multi-Links	—	(97)	(522)	—	(438.1)
Other	411	453	477	10.2	5.3
Inter-segmental eliminations	744	606	2,099	(18.5)	246.4
Operating profit margin (%)	30.1	27.0	17.8	(10.3)	(34.1)
Fixed-line	26.6	24.9	12.9	(6.4)	(48.2)
Multi-Links	—	(11.5)	(27.5)	—	139.1
Other	47.1	43.6	39.3	(7.4)	(9.9)
EBITDA	13,352	13,203	11,668	(1.1)	(11.6)
Fixed-line	12,178	11,839	8,692	(2.8)	(26.6)
Multi-Links	—	(11)	(226)	—	—
Other	430	486	527	13.0	8.4
Inter-segmental eliminations	744	889	2,675	19.5	200.9
EBITDA margin (%)	41.2	39.3	32.5	(4.6)	(17.3)
Fixed-line	37.7	36.3	25.8	(3.7)	(28.9)
Multi-Links	—	(1.3)	(11.9)	—	(815.4)
Other	49.3	46.7	43.4	(5.3)	(7.1)
FIXED-LINE SEGMENT
The fixed-line segment accounted for 93.7% (March 31, 2008: 96.9%) of Group operating revenue from continuing operations (before inter-segmental eliminations) and 67.9% (March 31, 2008: 89.3%) of Group operating profit from continuing operations for the year ended March 31, 2009.
The financial information presented below for the fixed-line segment is before inter-segmental eliminations.
SUMMARY

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Revenue	32,345	32,572	33,659	0.7	3.3
Operating profit	8,596	8,107	4,334	(5.7)	(46.5)
EBITDA	12,178	11,839	8,692	(2.8)	(26.6)
Capital expenditure[1]	6,594	6,794	6,690	3.0	(1.5)
Operating profit margin (%)	26.6	24.9	12.9	(6.4)	(48.2)
EBITDA margin (%)	37.7	36.3	25.8	(3.7)	(28.9)
Capex to revenue (%)	20.4	20.9	19.9	2.5	(4.8)

1.	Including spend on intangible assets.
FIXED-LINE OPERATING REVENUE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Subscriptions and connections	6,286	6,330	6,614	0.7	4.5
Traffic	16,740	15,950	15,323	(4.7)	(3.9)
Local	4,832	4,076	3,634	(15.6)	(10.8)
Long distance	2,731	2,252	2,036	(17.5)	(9.6)
Fixed-to-mobile	7,646	7,557	7,420	(1.2)	(1.8)
International outgoing	988	986	933	(0.2)	(5.4)
Subscription based calling plans	543	1,079	1,300	98.7	20.5
Interconnection	1,639	1,757	2,084	7.2	18.6
Mobile operators	816	838	916	2.7	9.3
Fixed operators	—	28	111	—	296.4
International operators	823	891	1,057	8.3	18.6
Data	7,489	8,308	9,310	10.9	12.1
Leased lines and other data	5,828	6,460	7,452	10.8	15.4
Mobile leased facilities	1,661	1,848	1,858	11.3	0.5
Other	191	227	328	18.8	44.5
	32,345	32,572	33,659	0.7	3.3

Operating revenue from the fixed-line segment, before inter-segmental eliminations, increased by 3.3% to R33,659 million (March 31, 2008: R32,572 million) primarily due to increased data, interconnection and subscription and connection revenues, partially offset by a decline in traffic revenue.
Subscription and connections revenue grew by 4.5% to R6,614 million (March 31, 2008: R6,330 million) largely as a result of increased rental tariffs and the increase in the number of ISDN channels.
Traffic revenue decreased by 3.9% as a result of the acceleration of broadband adoption and the resultant loss of internet dial-up minutes as well as the increasing substitution of calls placed using mobile services rather than fixed-line services. This was partially offset by an increase in revenue from subscription based calling plans by 20.5% to R1,300 million primarily due to increased volumes as a result of a 27.3% increase in the number of subscribers to 590,590 (March 31, 2008: 464,038) in the year ended March 31, 2009.
Interconnection revenue increased by 18.6% to R2,084 million (March 31, 2008: R1,757 million) largely as a result of an increase of 18.6% in international interconnection revenue, a significant increase in domestic fixed-line interconnection revenue and a 9.3% increase in mobile interconnection revenue. The increased interconnection revenue from international operators is mainly a result of higher volumes on switched hubbing due to a reduction in margins to stimulate competitiveness and higher exchange rates partially offset by a 7.1% decrease in international interconnection traffic minutes to 1,189 million minutes (March 31, 2008: 1,280 million minutes). Mobile interconnection revenue increased by 9.3% to R916 million (March 31, 2008: R838 million) primarily due to average tariff increases partially offset by decreased interconnection traffic from mobile operators. Mobile interconnection traffic minutes decreased by 0.7% to 2,484 million minutes (March 31, 2008: 2,502 million minutes) in the year ended March 31, 2009.
Data revenue increased by 12.1% to R9,310 million (March 31, 2008: R8,308 million) mainly due to higher demand for data services, including ADSL, an increase in internet access and related services and managed data network services.

FIXED-LINE OPERATING EXPENSES

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Employee expenses	7,096	7,397	7,999	4.2	8.1
Salaries and wages	5,095	5,509	5,746	8.1	4.3
Benefits	2,673	2,671	2,981	(0.1)	11.6
Other	24	3	8	(87.5)	166.7
Employee related expenses capitalised	(696)	(786)	(736)	12.9	(6.4)
Payments to other network operators	6,461	6,902	7,536	6.8	9.2
Payment to mobile operators	5,425	5,460	5,432	0.6	(0.5)
Payment to international operators	1,036	1,208	1,853	16.6	53.4
Payment to fixed-line operators	—	234	251	—	7.3
SG&A	3,976	3,899	6,582	(1.9)	68.8
Materials and maintenance	1,900	1,996	2,295	5.1	15.0
Marketing	604	583	574	(3.5)	(1.5)
Bad debts	137	217	285	58.4	31.3
Other[1]	1,335	1,103	3,428	(17.4)	210.8
Service fees	2,206	2,413	2,761	9.4	14.4
Property management	1,141	1,222	1,262	7.1	3.3
Consultants and security	1,065	1,191	1,499	11.8	25.9
Operating leases	762	619	613	(18.8)	(1.0)
Depreciation, amortisation, impairment and write-offs	3,582	3,732	4,358	4.2	16.8
Depreciation	2,993	3,061	3,399	2.3	11.0
Amortisation	305	409	638	34.1	56.0
Impairments and write-offs	284	262	321	(7.7)	22.5
	24,083	24,962	29,849	3.6	19.6

1.	Includes R1,843 million, R254 million and R85 million in respect of impairments of Multi-Links, Telkom Media and Africa Online, respectively, in the 2009 financial year, and R217 million impairment in respect of the Telkom Media loan in the 2008 financial year.
Fixed-line operating expenses, before inter-segmental eliminations, increased by 19.6% in the year ended March 31, 2009, to R29,849 million (March 31, 2008: R24,962 million), primarily due to increased selling, general and administrative expenses, payments to other network operators, depreciation, amortisation, impairment and write-offs, employee expenses, and service fees.
Employee expenses increased by 8.1% in the year ended March 31, 2009 primarily due to a higher provision for medical aid for pensioners as a result of increased interest costs, higher salaries and wages as a result of average annual salary increases of 10.85% as well as a higher provision for team award, gain sharing and leave, partially offset by a lower number of employees.
Payments to other network operators increased by 9.2% as a result of increased payments to international and fixed-line operators. Payments to mobile operators decreased by 0.5%, largely due to decreased mobile outgoing traffic during peak hours and no tariff increases. Payments to international operators increased by 53.4% primarily due to the increase of volumes in switched hubbing and the higher exchange rates partially offset by lower settlement rates.
Selling, general and administrative expenses increased by 68.8% primarily as a result of the R1,843 million impairment of the Multi-Links investment and increased maintenance cost.
Service fees increased by 14.4% mainly as a result of consultancy fees relating to the Vodacom sale and unbundling transaction and higher security costs to secure the copper network.
Operating leases decreased by 1.0% primarily due to a 6.0% reduction in the vehicle fleet from 8,792 vehicles at March 31, 2008 to 8,266 vehicles at March 31, 2009.

The 16.8% increase in the depreciation, amortisation, impairment and write-offs to R4,358 million (March 31, 2008: R3,732 million) was mainly as a result of higher amortisation of intangible assets and increased depreciation due to the ongoing investment in telecommunications network equipment and data processing equipment.
Fixed-line operating profit decreased by 46.5% to R4,334 million (March 31, 2008: R8,107 million) with an operating profit margin of 12.9% (March 31, 2008: 24.9%).
Fixed-line EBITDA decreased by 26.6% to R8,692 million (March 31, 2008: R11,839 million), with the EBITDA margin decreasing to 25.8%. (March 31, 2008: 36.3%).
MOBILE SEGMENT
Vodacom’s operational statistics are presented below at 100%, but all financial figures represent the 50% that is included in the disposal group held for sale in the Group and presented before inter-segmental eliminations.

SUMMARY

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Operating revenue	20,573	24,089	27,594	17.1	14.6
Operating profit	5,430	6,247	6,009	15.0	(3.8)
EBITDA	7,123	8,217	8,407	15.4	2.3
Capital expenditure[1]	3,608	3,460	3,569	(4.1)	3.2
Operating profit margin (%)	26.4	25.9	21.8	(1.9)	(15.8)
EBITDA margin (%)	34.6	34.1	30.5	(1.5)	(10.6)
Capex to revenue (%)	17.5	14.4	12.9	(17.7)	(10.4)
1. Including spend on intangible assets.
MOBILE OPERATING REVENUE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Airtime and access	11,854	13,548	15,166	14.3	11.9
Data	1,671	2,501	3,221	49.7	28.8
Interconnect	3,918	4,443	4,899	13.4	10.3
Equipment sales	2,350	2,526	2,650	7.5	4.9
International airtime	653	918	1,043	40.6	13.6
Other	127	153	615	20.5	302.0
	20,573	24,089	27,594	17.1	14.6
Operating revenue from the mobile segment increased by 14.6%, before inter-segmental eliminations, to R27,594 million (March 31, 2008: R24,089 million), primarily driven by customer growth in all operations, higher data penetration levels and the inclusion of R404 million revenue from the acquisition of Gateway. Revenue from Vodacom’s operations outside of South Africa increased by 29.9% to R3,502 million (March 31, 2008: R2,696 million) for the year ended March 31, 2009.
The growth in revenue can largely be attributed to a 16.5% increase in Vodacom’s total customers to 39.6 million as of March 31, 2009, (March 31, 2008: 34.0 million), resulting from strong growth in prepaid and contract customers in South Africa and 30.7% growth in customers outside of South Africa. In South Africa, total ARPUs increased by 3.9% to R133 (March 31, 2008: R128) for the year ended March 31, 2009. Contract ARPUs decreased 2.5% to R474 (March 31, 2008: R486) and prepaid ARPUs increased by 9.7% to R68 (March 31, 2008: R62) for the year ended March 31, 2009.
Data revenue increased by 28.8% and represents 11.7% of mobile revenue during the year ended March 31, 2009 (March 31, 2008: 10.4%). The growth was largely due to higher penetration levels and more affordable product offerings. Vodacom South Africa transmitted 5.4 billion SMS messages (March 31, 2008: 5.0 billion), over its network during the year ended March 31, 2009.
Mobile interconnect revenue increased by 10.3% to R4,899 million for the year ended March 31, 2009 (March 31, 2008: R4,443 million), primarily as a result of the increased number of Vodacom customers and the related increase in calls terminating on Vodacom’s network.
Equipment sales increased by 4.9% to R2,650 million for the year ended March 31, 2009 (March 31, 2008: R2,526 million) primarily due to an increase in handset sales, partially offset by a reduction in the average price per handset. South African handset sales volumes increased by 8% to 5.5 million units (March 31, 2008: 5.1 million units) during the year ended March 31, 2009.
Vodacom’s international airtime revenue consists largely of international calls by Vodacom’s customers, roaming revenue from Vodacom customers making and receiving calls while abroad and revenue from international customers roaming on Vodacom’s network. International airtime revenue increased 13.6% to R1,043 million for the year ended March 31, 2009 (March 31, 2008: R918 million) primarily due to the growth in the customer base.
MOBILE OPERATING EXPENSES

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Employee expenses	1,186	1,488	1,804	25.5	21.2
Payments to other operators	2,818	3,279	3,822	16.4	16.6
SG&A	8,777	10,271	12,553	17.0	22.2
Service fees	82	115	169	40.2	47.0
Operating leases	629	775	958	23.2	23.6
Depreciation, amortisation, impairment and write-offs	1,693	1,970	2,398	16.4	21.7
	15,185	17,898	21,704	17.9	21.3

Mobile operating expenses, before inter-segmental eliminations, increased by 21.3% to R21,704 million for the year ended March 31, 2009 (March 31, 2008: R17,898 million).
Mobile employee expenses increased by 21.2% to R1,804 million for the year ended March 31, 2009 (March 31, 2008: R1,488 million), primarily due to a 19.5% increase in the total number of employees to 8,176 and annual salary increases.
Mobile payments to other operators increased by 16.6% to R3,822 million (March 31, 2008: R3,279 million) in the year ended March 31, 2009, primarily as a result of increased outgoing traffic terminating on the other mobile networks.
Mobile selling, general and administrative expenses increased by 22.2% to R12,553 million for the year ended March 31, 2009 (March 31, 2008: R10,271 million), primarily due to an increase in selling, distribution and marketing expenses mainly driven by an increase in the cost of connecting prepaid customers and the cost of retention of contract customers.
Mobile depreciation, amortisation, impairment and write-offs increased by 21.7% to R2,398 million for the year ended March 31, 2009 (March 31, 2008: R1,970 million), primarily as a result of increased capital expenditure upgrading and expanding Vodacom’s networks.
MULTI-LINKS SEGMENT

The Multi-Links segment accounted for 5.3% of Group operating revenue from continuing operations (March 31, 2008: 2.5%) (before inter-segmental eliminations).
SUMMARY

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Operating revenue	—	845	1,900	—	124.9
Operating profit	—	(97)	(522)	—	(438.1)
EBITDA	—	(11)	(226)	—	—
Capital expenditure[1]	—	1,312	2,791	—	112.7
Operating profit margin (%)	—	(11.5)	(27.5)	—	(139.1)
EBITDA margin (%)	—	(1.3)	(11.9)	—	(815.4)
Capex to revenue (%)	—	155.3	146.9	—	(5.4)

1.	Including spend on intangible assets.
Multi-Links’s operating revenue, before inter-segmental eliminations, increased by 124.9% in the year ended March 31, 2009 to R1,900 million (March 31, 2008: R845 million) primarily driven by subscriber growth, an increase in domestic traffic volumes as well as increased data revenue.
MULTI-LINKS OPERATING EXPENSES

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Employee expenses	—	39	126	—	223.1
Payments to other operators	—	624	652	—	4.5
SG&A	—	142	1,117	—	686.6
Service fees	—	14	38	—	171.4
Operating leases	—	37	193	—	421.6
Depreciation, amortisation, impairment and write-offs	—	86	296	—	244.2
	—	942	2,422	—	157.1
Multi-Links’s operating expenses, before inter-segmental eliminations, increased by 157.1% to R2,422 million (March 31, 2008: R942 million) in the year ended March 31, 2009 primarily due to increased cost of sales and associated subsidies as a result of increased sales volumes, increased advertising and promotional expenditure and an increase in expatriate fees as a result of an increase in staff seconded from Telkom during the year.

OTHER SEGMENT
The other segment accounted for 3.4% of Group operating revenue from continuing operations (March 31, 2008: 3.1%) (before inter-segmental eliminations) and 7.5% of Group operating profits from continuing operations (March 31, 2008: 5.0%).
SUMMARY

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Operating revenue	873	1,040	1,214	19.1	16.7
Operating profit	411	453	477	10.2	5.3
EBITDA	430	486	527	13.0	8.4
Capital expenditure1	44	334	184	659.1	(44.9)
Operating profit margin (%)	47.1	43.6	39.3	(7.4)	(9.9)
EBITDA margin (%)	49.3	46.7	43.4	(5.3)	(7.1)
Capex to revenue[1] (%)	5.0	32.1	13.8	542.0	(57.0)

1.	Including spend on intangible assets and discontinued operations.
The following table shows the contributions to other operating revenue by each of the two subsidiaries contained in our other segment and the percentage change for the year indicated.
OTHER OPERATING REVENUE

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Trudon	865	930	1,020	7.5	9.7
Africa Online	8	110	194	—	76.4
	873	1,040	1,214	19.1	16.7
Other operating revenue, before inter-segmental eliminations, increased by 16.7% in the year ended March 31, 2009 to R1,214 million (March 31, 2008: R1,040 million).
OTHER OPERATING EXPENSES

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Employee expenses	158	193	220	22.2	14.0
Payments to other operators	—	53	89	—	67.9
SG&A	310	335	404	8.1	20.6
Service fees	5	12	12	140.0	—
Operating leases	20	23	26	15.0	13.0
Depreciation, amortisation, impairment and write-offs	19	32	50	68.4	56.3
	512	648	801	26.6	23.6
Other operating expenses, before inter-segmental eliminations, increased by 23.6% to R801 million (March 31, 2008: R648 million) in the year ended March 31, 2009.
The following table shows the contributions to other operating expenses by each of the two subsidiaries contained in our other segment and the percentage change for the year indicated.

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
Trudon	504	530	593	5.2	11.9
Africa Online	8	118	208	—	76.3
	512	648	801	26.6	23.6

8. EMPLOYEES

	Year ended March 31			% variance
	2007	2008	2009	07/08	08/09
FIXED-LINE
Telkom Company	25,864	24,879	23,520	(3.8)	(5.5)
Lines per employee	180	182	189	1.1	3.8
MOVEMENT IN FIXED-LINE
EMPLOYEES
Opening balance	25,575	25,864	24,879	1.1	(3.8)
Appointments	1,486	891	1,034	(40.0)	16.0
Employee losses	(1,197)	(1,876)	(2,393)	56.7	27.6
Workforce reductions	(20)	(4)	(10)	(80.0)	150.0
Voluntary early retirement	(7)	(2)	(5)	(71.4)	150.0
Voluntary severance	(13)	(2)	(5)	(84.6)	150.0
Natural attrition	(1,177)	(1,872)	(2,383)	59.0	27.3
Closing balance	25,864	24,879	23,520	(3.8)	(5.5)
MULTI-LINKS	—	680	870	—	27.9
OTHER
Trudon	549	610	531	11.1	(13.0)
Africa Online	317	379	313	19.6	(17.4)
MOBILE EMPLOYEES
South Africa [1,2]	4,727	4,849	5,451	2.6	12.4
Customers per employee [1,2]	4,867	5,119	5,068	5.2	(1.0)
Other African countries[2]	1,522	1,992	2,336	30.9	17.3
Customers per employee[2]	4,695	4,605	5,132	(1.9)	11.5
Gateway	—	—	389	—	—
Vodacom Group [1,2]	6,249	6,841	8,176	9.5	19.5
Customers per employee 1, [2]	4,825	4,969	4,845	3.0	(2.5)

1.	Includes Holding Company and Mauritian employees.

2.	Includes Agency temporary employees.

9. SUPPLEMENTARY INFORMATION
EBITDA RECONCILIATION TO NET PROFIT
Earnings before interest, taxation, depreciation and amortisation can be reconciled as follows:

	Year ended March 31			% variance
In ZAR millions	2007	2008	2009	07/08	08/09
EBITDA	13,352	13,203	11,668	(1.1)	(11.6)
Depreciation, amortisation, impairment and write-offs	(3,601)	(4,134)	(5,280)	14.8	27.7
Investment income	199	168	181	(15.6)	7.7
Finance charges	(857)	(1,556)	(2,843)	81.6	82.7
Taxation	(2,803)	(2,647)	(1,660)	(5.6)	(37.3)
Profit from disposal group held for sale	2,559	3,138	2,181	22.6	(30.5)
Minority interests	(203)	(197)	(77)	(3.0)	(60.9)
Net profit attributable to equity holders	8,646	7,975	4,170	(7.8)	(47.7)
US DOLLAR CONVENIENCE
In USD millions				2008	2009
Revenue				4,129	3,775
Operating profit				1,114	671
Net profit				980	438
EBITDA				1,622	1,226
EPS (cents)				118.4	42.8
Net debt				2,041	1,628
Total assets				8,645	9,016
Cash flow from operating activities				1,303	1,201
Cash flow from investing activities				(1,733)	(1,786)
Cash flow from financing activities				362	745
Exchange rate year end[1]
US$1 – ZAR				8.14	9.52

1.	Noon buying rate at March 31.

10. DEFINITIONS
3G
The generic term, 3G, is used to denote the next generation of mobile systems designed to support high-speed data transmission (144 Kbps and higher) and Internet Protocol (IP)-based services in fixed, portable and mobile environments. As envisaged by the ITU, the 3G system will integrate different service coverage zones and be a global platform and the necessary infrastructure for the distribution of converged service, whether mobile or fixed, voice or data, telecommunications, content or computing.
ADSL (Asymmetrical Digital Subscriber Line)
ADSL is a broadband access standard which uses existing copper lines to offer high-speed digital connections over the local loop. ADSL transmits data asymmetrically, meaning that the bandwidth usage is much higher in one direction than the other. ADSL provides greater bandwidth from the exchange to the customer (ie. downloading) than from the customer to the exchange (ie. sending).
ARPU
Vodacom’s average monthly revenue per customer, or ARPU, is calculated by dividing the average monthly revenue during the period by the average monthly total reported customer base during the period. ARPU excludes revenue from equipment sales, other sales and services and revenue from national and international users roaming on Vodacom’s networks.
Bandwidth
Bandwidth is a measure of the quantity of signals that can travel over a transmission medium such as copper or a glass fibre strand. It is the available space available to carry a signal. The greater the bandwidth, the greater the information carrying capacity. Bandwidth is measured in bits per second.
Broadband
Broadband is a method of measuring the capacity of different types of transmission. Digital bandwidth is measured in the rate of bits transmitted per second (bps). For example, an individual ISDN channel has a bandwidth of 64 kilobits per second (Kbps), meaning that it transmits 64,000 bits (digital signals) every second.
CDMA (Code Division Multiple Access)
CDMA is one of many technologies for digital transmission of radio signals between, for example, mobile telephones and radio base stations. In CDMA, which is a spread-spectrum modulation technology, each call is assigned a unique “pseudorandom” sequence of frequency shifts that serve as a code to distinguish it. The mobile phone is then instructed to decipher only a particular code to pluck, as it were, the right conversation off the air.
EBITDA
EBITDA represents profit for the year before taxation, finance charges, investment income and depreciation, amortisation, impairment and write-offs.
Effective tax rate
The effective tax rate is the tax charge in the income statement divided by pre-tax profit.
Ethernet
Ethernet is a protocol that defines how data is transmitted to and received from LANs. It is the most prevalent LAN protocol, with speeds of up to 10 Mbps.
EVDO (Evolution-data optimised or evolution-data only)
EVDO is a telecommunications standard for the wireless transmission of data through radio signals, typically for broadband Internet access. It uses multiplexing techniques including code division multiple access (CDMA) as well as time division multiple access (TDMA) to maximise both individual user’s throughput and the overall system throughput.
Fibre optics
Fibre optics is where messages or signals are sent via light rather than electrical signals down a very thin strand of glass. Light transmission enables much higher data rates than conventional wire, coaxial cable and many forms of radio. Signals travel at the speed of light and do not generate nor are subject to interference.

Fibre rings
Fibre rings have come to be used in many fibre networks as it provides more network resiliency: if there is a failure along a route and a ring is broken, the direction of the traffic can be reversed and the traffic will still reach its final destination.
Fixed access lines
Fixed access lines are comprised of public switched telecommunications network lines, or PSTN lines, including integrated services digital network channels, or ISDN channels, and public and private payphones, but excluding internal lines in service.
Fixed access lines per employee
To calculate the number of access lines per employee the total number of access lines is divided by the number of employees at the end of the period.
Fixed-line penetration
Fixed-line penetration or teledensity is based on the total number of telephone lines in service at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African Government department.
Fixed-line traffic
Fixed-line traffic, other than international outgoing mobile traffic, international interconnection traffic and international Voice over Internet Protocol traffic, is calculated by dividing traffic operating revenue for the particular category by the weighted average tariff for such category during the relevant period. Fixed-line international outgoing mobile traffic and international interconnection traffic are based on the traffic registered through the respective exchanges and reflected in international interconnection invoices. International Voice over Internet Protocol traffic is based on the traffic reflected in invoices.
GPRS (General Packet Radio Service)
GPRS is a packet rather than a circuit-based technology. GPRS allows for faster data transmission speed to both GSM and TDMA (IS-136) networks. GPRS is a packet-switched technology that overlays the circuit-switched GSM network. The service can be introduced to cellular networks by infrastructure.
GSM (Global System for Mobile)
GSM is a second generation digital mobile cellular technology using a combination of frequency division multiple access (FDMA) and time division multiple access (TDMA). GSM operates in several frequency bands: 400 MHz, 900 MHz and 1800 MHz. On the TDMA side, there are eight timeslots or channels carrying calls, which operate on the same frequency. Unlike other cellular systems, GSM provides a high degree of security by using subscriber identity module (SIM) cards and GSM encryption.
HSDPA
High Speed Downlink Packet Access.
IAS
International Accounting Standards.
IFRS
International Financial Reporting Standards.
Interconnection
Interconnection refers to the joining of two or more networks. Networks need to interconnect to enable traffic to be transmitted to and from destinations. The amounts paid and received by the operators vary according to distance, time, the direction of traffic, and the type of networks involved.
ISDN (Integrated Services Digital Network)
ISDN is a data communications standard used to transmit digital signals over ordinary copper telephone cables. This is one technology for overcoming the “last mile” of copper cables from the local exchange to the subscriber’s premises, which has proved a bottleneck for Internet access, for example. ISDN allows to carry voice and data simultaneously, in each of at least two channels capable of carrying 64 Kbps. It provides up to 128 Kbps and a total capacity of 144 Kbps exist.
LAN (Local Area Network)
A LAN is a group of devices that communicate with each other within a limited geographic area, such as an office.

Leased line
A leased line is a telecommunications transmission circuit that is reserved by a communications provider for the private use of a customer.
Mobile churn
Vodacom’s churn is calculated by dividing the average monthly number of disconnections during the period by the average monthly total reported customer base during the period.
Mobile penetration
Vodacom calculates penetration, or teledensity, based on the total number of customers at the end of the period per 100 persons in the population of South Africa. Population is the estimated South African population at the mid-year in the periods indicated as published by Statistics South Africa, a South African Governmental department.
Mobile traffic
Vodacom’s traffic comprises total traffic registered on Vodacom’s network, including bundled minutes, outgoing international roaming calls and calls to free services, but excluding national and incoming international roaming calls.
MOU (Mobile Minutes of Use)
Vodacom’s average monthly minutes of use per customer, or average MOU, is calculated by dividing the average monthly minutes during the period by the average monthly total reported customer base during the period. MOU excludes calls to free services, bundled minutes and data minutes.
Net debt
Net debt is all interest-bearing debt finance (long-term and short-term) less cash and marketable securities.
NGN (Next Generation Network)
A Next Generation Network is a packet-based network able to provide services including telecommunication services and able to make use of multiple broadband, QoS-enabled transport technologies and in which service-related functions are independent from underlying transport-related technologies. It offers unrestricted access by users to different service providers.
Operating free cash flow
Operating free cash flow is defined as cash flow from operating activities, after interest and taxation, before dividends paid, less cash flow from investing activities.
Revenue per fixed access line
Revenue per fixed access line is calculated by dividing total fixed-line revenue during the period, excluding data and directories and other revenue, by the average number of fixed access lines during the period.
ROA (Return on Assets)
Return on Assets is calculated by dividing net profit (annualised) by total assets.
SMS (Short Message Service)
SMS refers to short, usually text-based messages sent by or to a wireless subscriber. They are not delivered to the recipient instantly and have some degree of transmission time delay. SMS messages are usually limited to total character lengths of 140 to 160 characters.
Switch
A switch is a computer that acts as a conduit and director of traffic. It is a means of sharing resources as a network.
VoIP (Voice over Internet Protocol)
Voice over Internet Protocol is a protocol enabling voice calls to be made over the Internet. Rather than a dedicated circuit being set up between the caller and receiver, as with ordinary phone calls, the voice conversation is digitised and transmitted over Internet Protocol using packet-switched data networks.
WAN (Wide Area Network)
A WAN comprises LANs in different geographic locations that are connected, often over the public network.

W-CDMA (Wideband Code Division Multiple Access)
W-CDMA is a 3G mobile network that supports services like high-speed Internet access, video and high quality voice transmission.
WiMAX
WiMAX is a standard for extending broadband wireless access to new locations and over longer distances. The technology is expected to enable multimedia applications with wireless connectivity and typically with a range of up to 30km. It is a standard for fixed wireless access with substantially higher bandwidth capabilities than cellular networks.
The emergence of further enhancements to the standard is expected to enable nomadic data communications across an entire metropolitan area network linking homes and businesses to the core telecommunications network. WiMAX can be viewed as a technology complementing existing ADSL broadband offerings.

AUDITORS’ REVIEW REPORT
Our auditors, Ernst & Young Inc. have reviewed the condensed consolidated provisional annual financial statements. Their unmodified review report is available for inspection at the Company’s registered office.
CONDENSED CONSOLIDATED PROVISIONAL INCOME STATEMENT
for the three years ended March 31, 2009

		Restated*	Restated*	Reviewed
	Notes	2007	2008	2009
		Rm	Rm	Rm
Total revenue	3.1	32,919	34,084	36,433
Operating revenue	3.2	32,441	33,611	35,940
Other income		338	472	343
Operating expenses		23,028	25,014	29,895
Employee expenses	4.1	7,254	7,629	8,345
Payments to other operators	4.2	5,005	6,098	6,919
Selling, general and administrative expenses	4.3	4,184	4,045	5,772
Service fees	4.4	2,209	2,437	2,756
Operating leases	4.5	775	671	823
Depreciation, amortisation, impairment and write-offs	4.6	3,601	4,134	5,280
Operating profit		9,751	9,069	6,388
Investment income		199	168	181
Finance charges and fair value movements		857	1,556	2,843
Interest		1,142	1,543	1,732
Foreign exchange and fair value movement (gain)/loss		(285)	13	1,111
Profit before taxation		9,093	7,681	3,726
Taxation	5	2,803	2,647	1,660
Profit from continuing operations		6,290	5,034	2,066
Profit for the year from discontinued operations	6	2,559	3,138	2,181
Profit for the year		8,849	8,172	4,247
Attributable to:
Equity holders of Telkom		8,646	7,975	4,170
Minority interest		203	197	77
		8,849	8,172	4,247

Total operations
Basic earnings per share (cents)	7	1,681.0	1,565.0	832.8
Diluted earnings per share (cents)	7	1,676.3	1,546.9	819.6
Dividend per share (cents)	7	900.0	1,100.0	660.0
Continuing operations
Basic earnings per share (cents)	7	1,204.7	963.7	407.4
Diluted earnings per share (cents)	7	1,201.3	952.6	401.0

*	The amounts have been restated to disclose the effect of discontinued operation and disposal group held for sale as disclosed in note 6.

CONDENSED CONSOLIDATED PROVISIONAL BALANCE SHEET
at March 31, 2009

		Audited	Audited	Reviewed
	Notes	2007	2008	2009
		Rm	Rm	Rm
Assets
Non-current assets		48,770	57,763	51,009
Property, plant and equipment	9	41,254	46,815	41,418
Intangible assets	10	5,111	8,468	7,232
Investments		1,384	1,448	1,383
Deferred expenses		270	221	54
Finance lease receivables		158	206	166
Deferred taxation	11	593	605	756
Current assets		10,376	12,609	11,287
Short-term investments		77	51	—
Inventories	12	1,093	1,287	1,974
Income tax receivable	5	520	9	91
Current portion of deferred expenses		287	362	—
Current portion of finance lease receivables		88	166	109
Trade and other receivables		7,303	8,986	5,980
Other financial assets		259	614	1,202
Cash and cash equivalents	13	749	1,134	1,931
Assets of disposal groups classified as held for sale	6	—	—	23,483
Total assets		59,146	70,372	85,779
Equity and liabilities
Equity attributable to equity holders of Telkom		31,724	32,815	36,253
Share capital and premium	14	5,329	5,208	5,208
Treasury shares	15	(1,774)	(1,638)	(1,517)
Share-based compensation reserve	16	257	643	1,076
Non-distributable reserves		1,413	1,292	1,758
Retained earnings		26,499	27,310	28,852
Reserves of disposal group held for sale		—	—	876
Minority interest		284	522	853
Total equity		32,008	33,337	37,106
Non-current liabilities		8,554	15,104	15,348
Interest-bearing debt	18	4,338	9,403	10,653
Other financial liabilities		36	919	—
Provisions		1,443	1,675	1,875
Deferred revenue		1,021	1,128	997
Deferred taxation	11	1,716	1,979	1,823
Current liabilities		18,584	21,931	17,452
Trade and other payables		7,237	8,771	5,538
Shareholders for dividend		15	20	23
Current portion of interest-bearing debt	18	6,026	6,330	7,622
Current portion of provisions		2,095	2,181	2,150
Current portion of deferred revenue		1,983	2,593	1,714
Income tax payable	5	594	323	50
Other financial liabilities		193	371	228
Credit facilities utilised	13	441	1,342	127
Liabilities of disposal groups classified as held for sale	6	—	—	15,873
Total liabilities		27,138	37,035	48,673
Total equity and liabilities		59,146	70,372	85,779

CONDENSED CONSOLIDATED PROVISIONAL STATEMENT OF CHANGES IN EQUITY
for the three years ended March 31, 2009

	Attributable to equity holders of Telkom
				Share-based
	Share	Share	Treasury	compensation
	capital	premium	shares	reserve
	Rm	Rm	Rm	Rm
Balance at April 1, 2006	5,449	1,342	(1,809)	151
Total income and expense for the year
Profit for the year
Foreign currency translation reserve (net of tax of R4 million)
Dividend declared (refer to note 17)
Transfer to non-distributable reserves*
Shares vested and re-issued (refer to note 15 and 16)			35	(35)
Increase in share-based compensation reserve (refer to note 16)				141
Acquisition of subsidiaries and minority interests
Shares bought back and cancelled (refer to note 14)	(120)	(1,342)
Balance at March 31, 2007	5,329	—	(1,774)	257
Total income and expense for the year
Profit for the year
Revaluation of available-for-sale investment (net of tax of R1 million)
Foreign currency translation reserve (net of tax of R6 million)
Dividend declared (refer to note 17)
Transfer to non-distributable reserves*
Increase in share-based compensation reserve (refer to note 16)				522
Shares vested and re-issued (refer to note 15 and 16)			136	(136)
Acquisition of subsidiaries and minorities
Shares bought back and cancelled (refer to note 14)	(121)
Minority put option
Balance at March 31, 2008	5,208	—	(1,638)	643
Discontinued operation (refer to note 6)
Total income and expense for the year
Profit for the year
Revaluation of available-for-sale investment (net of tax of R1 million)
Foreign currency translation reserve (net of tax of R6 million)
Dividend declared (refer to note 17)
Transfer to non-distributable reserves*
Increase in share-based compensation reserve (refer to note 16)				554
Shares vested and re-issued (refer to note 15 and 16)			121	(121)
Acquisition of subsidiaries and minorities (refer to note 19)
Minority put option (refer to note 19)
Broad-based black economic empowerment transaction
Balance at March 31, 2009	5,208	—	(1,517)	1,076

	Attributable to equity holders of Telkom
	Non-
	distributable	Retained	Discontinued
	reserves	earnings	operations	Total
	Rm	Rm	Rm	Rm
Balance at April 1, 2006	1,128	22,904		29,165
Total income and expense for the year	46	8,646		8,692
Profit for the year		8,646		8,646
Foreign currency translation reserve (net of tax of R4 million)	46			46
Dividend declared (refer to note 17)		(4,678)		(4,678)
Transfer to non-distributable reserves*	239	(239)		—
Shares vested and re-issued (refer to note 15 and 16)				—
Increase in share-based compensation reserve (refer to note 16)				141
Acquisition of subsidiaries and minority interests				—
Shares bought back and cancelled (refer to note 14)		(134)		(1,596)
Balance at March 31, 2007	1,413	26,499		31,724
Total income and expense for the year	529	7,975		8,504
Profit for the year		7,975		7,975
Revaluation of available-for-sale investment (net of tax of R1 million)	8			8
Foreign currency translation reserve (net of tax of R6 million)	521			521
Dividend declared (refer to note 17)		(5,627)		(5,627)
Transfer to non-distributable reserves*	11	(11)		—
Increase in share-based compensation reserve (refer to note 16)				522
Shares vested and re-issued (refer to note 15 and 16)				—
Acquisition of subsidiaries and minorities				—
Shares bought back and cancelled (refer to note 14)		(1,526)		(1,647)
Minority put option	(661)			(661)
Balance at March 31, 2008	1,292	27,310		32,815
Discontinued operation (refer to note 6)	(4)		4	—
Total income and expense for the year	(181)	4,171	181	4,171
Profit for the year		4,171		4,171
Revaluation of available-for-sale investment (net of tax of R1 million)			(8)	(8)
Foreign currency translation reserve (net of tax of R6 million)	(181)	—	189	8
Dividend declared (refer to note 17)		(3,306)		(3,306)
Transfer to non-distributable reserves*	(10)	10		—
Increase in share-based compensation reserve (refer to note 16)				554
Shares vested and re-issued (refer to note 15 and 16)				—
Acquisition of subsidiaries and minorities (refer to note 19)		667		667
Minority put option (refer to note 19)	661			661
Broad-based black economic empowerment transaction			691	691
Balance at March 31, 2009	1,758	28,852	876	36,253

	Minority	Total
	interest	equity
	Rm	Rm
Balance at April 1, 2006	301	29,466
Total income and expense for the year	217	8,909
Profit for the year	203	8,849
Foreign currency translation reserve (net of tax of R4 million)	14	60
Dividend declared (refer to note 17)	(166)	(4,844)
Transfer to non-distributable reserves*		—
Shares vested and re-issued (refer to note 15 and 16)		—
Increase in share-based compensation reserve (refer to note 16)		141
Acquisition of subsidiaries and minority interests	(68)	(68)
Shares bought back and cancelled (refer to note 14)		(1,596)
Balance at March 31, 2007	284	32,008
Total income and expense for the year	226	8,730
Profit for the year	197	8,172
Revaluation of available-for-sale investment (net of tax of R1 million)		8
Foreign currency translation reserve (net of tax of R6 million)	29	550
Dividend declared (refer to note 17)	(65)	(5,692)
Transfer to non-distributable reserves*		—
Increase in share-based compensation reserve (refer to note 16)		522
Shares vested and re-issued (refer to note 15 and 16)		—
Acquisition of subsidiaries and minorities	77	77
Shares bought back and cancelled (refer to note 14)		(1,647)
Minority put option		(661)
Balance at March 31, 2008	522	33,337
Discontinued operation (refer to note 6)		—
Total income and expense for the year	93	4,264
Profit for the year	77	4,248
Revaluation of available-for-sale investment (net of tax of R1 million)		(8)
Foreign currency translation reserve (net of tax of R6 million)	16	24
Dividend declared (refer to note 17)	(33)	(3,339)
Transfer to non-distributable reserves*		—
Increase in share-based compensation reserve (refer to note 16)		554
Shares vested and re-issued (refer to note 15 and 16)		—
Acquisition of subsidiaries and minorities (refer to note 19)	10	677
Minority put option (refer to note 19)		661
Broad-based black economic empowerment transaction	261	952
Balance at March 31, 2009	853	37,106

*	The earnings from the Group’s cell captives are recognised in the income statement and then transferred to non-distributable reserves.

CONDENSED CONSOLIDATED PROVISIONAL CASH FLOW STATEMENT
for the three years ended March 31, 2009

	Notes	2007	2008	2009
		Rm	Rm	Rm
Cash flows from operating activities		9,356	10,603	11,432
Cash receipts from customers		50,979	55,627	61,302
Cash paid to suppliers and employees		(30,459)	(34,371)	(40,908)
Cash generated from operations		20,520	21,256	20,394
Interest received		422	433	485
Dividends received		3	—	—
Finance charges paid		(1,115)	(1,077)	(2,164)
Taxation paid	5	(5,690)	(4,277)	(3,947)
Cash generated from operations before dividend paid		14,140	16,335	14,768
Dividend paid	17	(4,784)	(5,732)	(3,336)
Cash flows from investing activities		(10,412)	(14,106)	(17,005)
Proceeds on disposal of property, plant and equipment and intangible assets		54	169	43
Proceeds on disposal of investments		77	8	—
Additions to property, plant and equipment and intangible assets		(10,037)	(11,657)	(13 191)
Acquisition of subsidiaries and minority interests		(445)	(2,462)	(3,778)
Additions to other investments		(61)	(164)	(79)
Cash flows from financing activities		(2,920)	2,943	7,093
Loans raised		5,624	23,877	18,168
Loans repaid		(6,922)	(19,315)	(10,212)
Shares bought back and cancelled		(1,596)	(1,647)	—
Finance lease capital repaid		(37)	(61)	(136)
Decrease/(increase) in net financial assets		11	89	(727)
Net (decrease)/increase in cash and cash equivalents		(3,976)	(560)	1,520
Net cash and cash equivalents at beginning of year		4,255	308	(208)
Effect of foreign exchange rate differences		29	44	(30)
Net cash and cash equivalents at end of year	13	308	(208)	1,282
NOTES TO THE CONDENSED CONSOLIDATED PROVISIONAL ANNUAL FINANCIAL STATEMENTS
for the three years ended March 31, 2009
1. Corporate information
Telkom SA Limited (’Telkom’) is a company incorporated and domiciled in the Republic of South Africa (’South Africa’) whose shares are publicly traded. The main objective of Telkom, its subsidiaries and joint ventures (’the Group’) is to supply telecommunication, broadcasting, multimedia, technology, information and other related information technology services to the general public, as well as mobile communication services through the Vodacom Group (Proprietary) Limited (’Vodacom’) in South Africa and certain other African countries. The Group’s services and products include:
•	fixed-line subscription and connection services to post-paid, prepaid and private payphone customers using PSTN (‘Public Switched Telephone Network’) lines, including ISDN (‘Integrated Services Digital Network’) lines, and the sale of subscription based value-added voice services and customer premises equipment rental and sales;

•	fixed-line traffic services to post-paid, prepaid and payphone customers, including local, long distance, fixed-to-mobile, international outgoing and international voice-over-internet protocol traffic services;

•	interconnection services, including terminating and transiting traffic from South African mobile operators, as well as from international operators and transiting traffic from mobile to international destinations;

•	fixed-line data and internet services, including domestic and international data transmission services, such as point-to-point leased lines, ADSL (‘Asymmetrical Digital Subscriber Line’) services, packet-based services, managed data networking services and internet access and related information technology services;

•	W-CDMA (‘Wideband Code Division Multiple Access’), a 3G next generation network, including fixed voice services, data services and nomadic voice services; and

•	other services including directory services, through Trudon (Proprietary) Limited (formerly trading as TDS Directory Operations (Proprietary) Limited), wireless data services, through Swiftnet (Proprietary) Limited, television media services through Telkom Media Group, internet services outside South Africa, through Africa Online Limited and information, communication and telecommunication operating services in Nigeria, through Multi-Links Telecommunications Limited.
Mobile communications services, wireless data services and television media services through Vodacom, Swiftnet and Telkom Media Group respectively have been disclosed as disposal groups held for sale and discontinued operations.
2. Basis of preparation and accounting policies
Basis of preparation
The condensed consolidated provisional annual financial statements have been prepared in accordance with IAS34 Interim Financial Reporting and in compliance with the South African Companies Act, 1973.
The financial statements are prepared on the historical cost basis, with the exception of certain financial instruments which are measured at fair value and share-based payments which are measured at grant date fair value.
Significant accounting policies
The Group’s significant accounting policies and methods of computation are consistent with those applied in the previous financial year except for the following:
The Group has adopted certain amendments to IAS39 and IFRS7, and adopted IFRIC12 and IFRIC14 which are applicable for annual periods on or after January 1, 2008.
The principal effects of these changes are discussed below.
IAS39 Financial Instruments: Recognition and Measurement and IFRS7 Financial Instruments: Disclosures – Reclassification of Financial Assets (amended)
The amendments, which are effective on or after July 1, 2008, permit an entity to reclassify non-derivative financial assets (other than those designated at fair value through profit or loss by the entity upon initial recognition) out of the fair value through profit or loss category in particular circumstances. The amendments also permit an entity to transfer from the available-for-sale category to the loans and receivables category a financial asset that would have met the definition of loans and receivables (if the financial asset had not been designated as available for sale), if the entity has the intention and ability to hold that financial asset for the foreseeable future. The amendment does not have an impact on the condensed consolidated provisional annual financial statements.
IFRIC12 Service Concession Arrangements
The interpretation, which is effective for annual periods beginning on or after January 1, 2008, sets out general principles on recognising and measuring the obligations and related rights in service concession arrangements from an operator’s perspective. The interpretation does not have an impact on the condensed consolidated provisional annual financial statements.

IFRIC14 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
The interpretation, which is effective for annual periods beginning on or after January 1, 2008, provides guidance on assessing the limit in IAS19 on the amount of the surplus that can be recognised as an asset. It also explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The interpretation does not have any impact on the condensed consolidated provisional annual financial statements, as the Group is not subject to minimum funding requirements.

	2007	2008	2009
	Rm	Rm	Rm
3. Revenue
3.1 Total revenue	32,919	34,084	36,433
Operating revenue	32,441	33,611	35,940
Other income (excluding profit on disposal of property, plant and equipment, intangible assets and investments)	279	305	312
Investment income	199	168	181

3.2 Operating revenue	32,441	33,611	35,940
Fixed-line	32,345	32,572	33,659
Multi-Links	—	845	1,900
Other	873	1,040	1,214
Eliminations	(777)	(846)	(833)
Fixed-line	32,345	32,572	33,659
Subscriptions, connections and other usage	6,286	6,330	6,614
Traffic	16,740	15,950	15,323
Domestic (local and long distance)	7,563	6,328	5,670
Fixed-to-mobile	7,646	7,557	7,420
International (outgoing)	988	986	933
Subscription based calling plans	543	1,079	1,300
Interconnection	1,639	1,757	2,084
Data	7,489	8,308	9,310
Sundry revenue	191	227	328

4. Operating expenses
Operating expenses comprise:
4.1 Employee expenses	7,254	7,629	8,345
Salaries and wages	5,215	5,710	6,050
Medical aid contributions	384	415	410
Retirement contributions	446	470	472
Post-retirement and pension benefits	33	5	29
Current service cost	5	5	4
Interest cost	329	509	633
Expected return on plan asset	(508)	(713)	(825)
Actuarial gain	(136)	(16)	—
Settlement loss/(gain)	21	(2)	(3)
Asset limitation	322	222	220
Post-retirement medical aid	330	278	457
Current service cost	83	84	95
Interest cost	286	322	428
Expected return on plan asset	(188)	(257)	(223)
Actuarial loss	149	129	157
Telephone rebates	104	27	61
Current service cost	4	3	6
Interest cost	19	22	39
Past service cost	76	2	2
Actuarial loss	5	—	14
Share-based compensation expense (refer to note 16)	141	522	554
Other benefits*	1,297	988	1,048
Employee expenses capitalised	(696)	(786)	(736)

* Other benefits include skills development, annual leave, performance incentive and service bonuses.

4.2 Payments to other operators	5,005	6,098	6,919
Payments to other network operators consist of expenses in respect of interconnection with other network operators.

	2007	2008	2009
	Rm	Rm	Rm
4.3 Selling, general and administrative expenses	4,184	4,045	5,772
Selling and administrative expenses	1,533	1,220	2,375
Maintenance	1,870	1,966	2,319
Marketing	640	614	710
Bad debts	141	245	368

4.4 Service fees	2,209	2,437	2,756
Facilities and property management	1,142	1,228	1,275
Consultancy services	192	169	295
Security and other	821	982	1,121
Auditors’ remuneration	54	58	65
Audit services	53	57	58
Company auditors	48	46	47
Current year	47	43	47
Prior year underprovision	1	3	—
Other auditors – current year	5	11	11
Audit related services	—	1	—
Other services	1	—	7

4.5 Operating leases	775	671	823
Land and buildings	135	160	244
Transmission and data lines	8	35	118
Equipment	80	48	72
Vehicles	552	428	389

4.6 Depreciation, amortisation, impairment and write-offs	3,601	4,134	5,280
Depreciation of property, plant and equipment	3,011	3,151	3,733
Amortisation of intangible assets	306	469	724
Impairment of property, plant and equipment and intangible assets	—	229	501
Write-offs of property, plant and equipment and intangible assets	284	285	322

Included in the current year’s amortisation of intangible assets is an amount of R134 million relating to the FIFA brand intangible asset.

The impairment charge for the 2009 financial year consists of R462 million and R39 million in Multi-Links and Africa Online respectively.

5. Taxation	2,803	2,647	1,660
South African normal company taxation	1,989	2,018	1,658
Deferred taxation	490	254	(164)
Secondary tax on companies (‘STC’)	324	381	164
Foreign taxation	—	(6)	2

Included in the current year’s deferred taxation expense is a credit of R454 million relating to the deferred taxation on the temporary differences of the investments which are held for sale.

STC is provided for at a rate of 10% on the amount by which dividends declared by Telkom exceed dividends received.

Taxation paid	(5,690)	(4,277)	(3,947)
Net liability at beginning of year	(1,549)	(74)	(314)
Taxation expense	(3,545)	(3,807)	(3,412)
Foreign currency translation reserve	—	(32)	2
Secondary tax on companies	(670)	(678)	(425)
Business combination	—	—	2
Net taxation liability at end of year	74	314	200
Income tax payable	594	323	325
Continuing operations	594	323	50
Disposal group	—	—	275
Income tax receivable	(520)	(9)	(125)
Continuing operations	(520)	(9)	(91)
Disposal group	—	—	(34)

	2007	2008	2009
	Rm	Rm	Rm
6. Discontinued operations and disposal groups held for sale
6.1 Discontinued operations
Telkom Media (Proprietary) Limited
Telkom Media was classified as held for sale in September 2008 interim financials. At year-end March 31, 2009, the subsidiary did not meet the held for sale criteria as management were unable to sell the disposal group for its expected price and therefore decided to abandon it. The results and cash flows of the subsidiary are disclosed as a discontinued operation in accordance with IFRS.

Analysis of the results of discontinued operations, and the result recognised on the re-measurement of assets or discontinued operations is as follows (after inter-segmental eliminations):
Revenue*		14	26
Expenses*		157	305
Loss before taxation of disposal group held for sale		143	279
Taxation		(1)	2
Loss after taxation of disposal group held for sale		142	281
Telkom Media (Proprietary) Limited
The net cash flows attributable to the operating, investing and financing activities of discontinued operations:
Operating cash flows		(95)	(140)
Investing cash flows		(218)	(39)
Financing cash flows		319	149
Total cash inflow/(outflow)		6	(30)
* Revenue comprises operating revenue, other income and investment income. Expenses comprises operating expenses and finance charges.

6.2 Disposal groups held for sale
6.2.1 Vodacom Group (Proprietary) Limited
In the current year, the Group announced a decision to dispose of its entire shareholding in Vodacom through selling 15% of its shareholding to Vodafone, a wholly-owned subsidiary of Vodafone Group Plc (‘Vodafone’) and unbundling its remaining 35% shareholding to its shareholders pursuant to a listing of Vodacom on the main board of the JSE Limited. This decision was taken in line with the Group’s strategy to unlock shareholder value, consequently, all assets and liabilities of Vodacom and its subsidiaries were classified as a discontinued operation.

Analysis of the results of discontinued operations, and the result recognised on the re-measurement of assets or disposal group is as follows (after inter-segmental eliminations):
Revenue*	19,157	22,653	26,215
Expenses*	14,709	17,334	21,749
Profit before taxation of disposal group held for sale	4,448	5,319	4,466
Taxation	1,918	2,055	2,023
Profit after taxation of disposal group held for sale	2,530	3,264	2,443
The major classes of assets and liabilities of the business classified as a disposal group:

	2007	2008	2009
	Rm	Rm	Rm
Assets			23,410
Property, plant and equipment			10,922
Intangible assets			5,897
Trade and other receivables			4,283
Other non-current and current assets			2,308
Liabilities			15,858
Interest-bearing debt			4,170
Trade and other payables			4,679
Current portion of interest-bearing debt			2,882
Current portion of deferred revenue			1,260
Credit facilities utilised			1,102
Other non-current and current liabilities			1,765

6.2.1 Vodacom Group (Proprietary) Limited
The net cash flows attributable to the operating, investing and financing activities of the disposal group:
Operating cash flows	2,429	2,563	2,092
Investing cash flows	(3,292)	(3,751)	(6,375)
Financing cash flows	(100)	1,617	4,436
Total cash (outflow)/inflow	(963)	429	153

* Revenue comprises operating revenue, other income and investment income. Expenses comprises operating expenses and finance charges.

6.2.2 Swiftnet (Proprietary) Limited
In February 2009, Telkom’s directors took a decision to dispose of its 100% investment in Swiftnet (Proprietary) Limited. The investment is classified as held for sale.

Analysis of the results of discontinued operations, and the result recognised on the re-measurement of assets or disposal group is as follows (after inter-segmental eliminations):
Revenue*	103	98	97
Expenses*	64	79	82
Profit before taxation of disposal group held for sale	39	19	15
Taxation	10	3	(4)
Profit after taxation of disposal group held for sale	29	16	19
The major classes of assets and liabilities of the business classified as disposal group:
Assets			73
Property, plant and equipment and intangible assets			24
Income tax receivable			2
Trade and other receivables			19
Cash and cash equivalents			28
Liabilities			15
Provisions			1
Trade and other payables			10
Current portion of provisions			4

The net cash flows attributable to the operating, investing and financing activities of the disposal group:
Operating cash flows	43	22	31
Investing cash flows	(15)	(11)	(33)
Financing cash flows	(23)	—	10
Total cash inflow	5	11	8

*	Revenue comprises operating revenue, other income and investment income. Expenses comprises operating expenses and finance charges.

	2007	2008	2009
7. Earnings and dividend per share
Total operations
Basic earnings per share (cents)	1,681.0	1,565.0	832.8
The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R4,170 million (2008: R7,975 million; 2007: R8,646 million) and 500,700,538 (2008: 509,595,092; 2007: 514,341,284) weighted average number of ordinary shares in issue.

Diluted earnings per share (cents)	1,676.3	1,546.9	819.6

The calculation of diluted earnings per share is based on earnings for the year of R4,170 million (2008: R7,975 million; 2007: R8,646 million) and 508,782,641 diluted weighted average number of ordinary shares (2008: 515,541,968; 2007: 515,763,581). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)*	1,710.7	1,634.8	994.6

The calculation of headline earnings per share is based on headline earnings of R4,980 million (2008: R8,331 million; 2007: R8,799 million) and 500,700,538 (2008: 509,595,092; 2007: 514,341,284) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)*	1,706.0	1,616.0	978.8

The calculation of diluted headline earnings per share is based on headline earnings of R4,980 million (2008: R8,331 million; 2007: R8,799 million) and 508,782,641 (2008: 515,541,968; 2007: 515,763,581) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of sharesalready allocated to employees under the Telkom Conditional Share Plan.

Continuing operations

Basic earnings per share (cents)	1,204.7	963.7	407.4

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R2,040 million (2008: R4,911 million; 2007: R6,196 million) and 500,700,538 (2008: 509,595,092; 2007: 514,341,284) weighted average number of ordinary shares in issue.

	2007	2008	2009
Diluted earnings per share (cents)	1,201.3	952.6	401.0

The calculation of diluted earnings per share is based on earnings for the year of R2,040 million (2008: R4,911 million; 2007: R6,196 million) and 508,782,641 diluted weighted average number of ordinary shares (2008: 515,541,968; 2007: 515,763,581). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Continuing operations

Headline earnings per share (cents)*	1,235.5	1,028.9	557.0

The calculation of headline earnings per share is based on headline earnings of R2,789 million (2008: R5,243 million; 2007: R6,355 million) and 500,700,538 (2008: 509,595,092; 2007: 514,341,284) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)*	1,232.2	1,017.0	548.2

The calculation of diluted headline earnings per share is based on headline earnings of R2,789 million (2008: R5,243 million; 2007: R6,355 million) and 508,782,641 (2008: 515,541,968; 2007: 515,763,581) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Discontinued operations
Basic earnings per share (cents)	476.3	601.3	425.4

The calculation of earnings per share is based on profit attributable to equity holders of Telkom for the year of R2,130 million (2008: R3,064 million; 2007: R2,450 million) and 500,700,538 (2008: 509,595,092; 2007: 514,341,284) weighted average number of ordinary shares in issue.

	2007	2008	2009
Diluted earnings per share (cents)	475.0	594.3	418.6

The calculation of diluted earnings per share is based on earnings for the year of R2,130 million (2008: R3,064 million; 2007: R2,450 million) and 508,782,641 diluted weighted average number of ordinary shares (2008: 515,541,968; 2007: 515,763,581). The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Headline earnings per share (cents)*	475.2	606.0	437.6

The calculation of headline earnings per share is based on headline earnings of R2,191 million (2008: R3,088 million; 2007: R2,444 million) and 500,700,538 (2008: 509,595,092; 2007: 514,341,284) weighted average number of ordinary shares in issue.

Diluted headline earnings per share (cents)*	473.9	599.0	430.6

The calculation of diluted headline earnings per share is based on headline earnings of R2,191 million (2008: R3,088 million; 2007: R2,444 million) and 508,782,641 (2008: 515,541,968; 2007: 515,763,581) diluted weighted average number of ordinary shares in issue. The adjustment in the weighted average number of shares is as a result of the expected future vesting of shares already allocated to employees under the Telkom Conditional Share Plan.

Reconciliation of weighted average number of ordinary shares:
Ordinary shares in issue (refer to note 14)	544,944,901	532,855,530	520,784,186
Weighted average number of shares bought back	(7,442,253)	(1,594,241)	(27)
Weighted average number of treasury shares	(23,161,364)	(21,666,197)	(20,083,621)
Weighted average number of shares outstanding	514,341,284	509,595,092	500,700,538
Reconciliation of diluted weighted average number of ordinary shares:
Weighted average number of shares outstanding	514,341,284	509,595,092	500,700,538
Expected future vesting of shares	1,422,297	5,946,876	8,082,103
Diluted weighted average number of shares outstanding	515,763,581	515,541,968	508,782,641

*	The disclosure of headline earnings is a requirement of the JSE Limited and is not a recognised measure under IFRS. It has been calculated in accordance with the South African Institute of Chartered Accountants’ circular issued in this regard.

	2007	2008	2009
	Rm	Rm	Rm
Total operations
Reconciliation between earnings and headline earnings:
Earnings attributable to equity holders of Telkom	8,646	7,975	4,170
Adjustments:
Profit on disposal of investments (available-for-sale)	(52)	(4)	—
Profit on disposal of property, plant and equipment and intangible assets	(29)	(147)	(25)
Impairment of property, plant, equipment and intangible assets	12	248	557
Write-offs of property, plant and equipment	284	285	322
Tax effects	(62)	(30)	(44)
Minority interest	—	4	—
Headline earnings	8,799	8,331	4,980
Continuing operations
Reconciliation between earnings and headline earnings:
Profit from continuing operations	6,290	5,034	2,066
Minority interest	94	123	26
Earnings as reported	6,196	4,911	2,040
Adjustments:
Profit on disposal of investments (available-for-sale)	(43)	—	—
Profit on disposal of property, plant and equipment and intangible assets	(16)	(166)	(32)
Impairment of property, plant, equipment and intangible assets	—	233	501
Write-offs of property, plant and equipment	284	285	322
Tax effects	(66)	(24)	(42)
Minority interest	—	4	—
Headline earnings	6,355	5,243	2,789

Discontinued operations
Reconciliation between earnings and headline earnings:
Profit from discontinued operations	2,559	3,138	2,181
Minority interest	109	74	51
Earnings as reported	2,450	3,064	2,130
Adjustments:
Profit on disposal of investments (available-for-sale)	(9)	(4)	—
Profit on disposal of property, plant and equipment and intangible assets	(13)	19	7
Impairment of property, plant, equipment and intangible assets	12	15	56
Tax effects	4	(6)	(2)
Headline earnings	2,444	3,088	2,191
Dividend per share (cents)	900.0	1,100.0	660.0

The calculation of dividend per share is based on dividends of R3,306 million (2008: R5,627 million; 2007: R4,678 million) declared on June 6, 2008 and 500,941,029 (2008: 511,513,237;
2007: 519,711,236) number of ordinary shares outstanding on the date of dividend declaration.

The reduction in the number of shares represents the number of treasury shares held on date of payment.

8. Net asset value per share (cents)	6,223.2	6,570.3	7,236.2
The calculation of net asset value per share is based on net assets of R36,253 million (2008: R32,815 million; 2007: R31,724 million) and 500,993,664 (2008: 499,441,985; 2007: 509,769,454) number of ordinary shares outstanding at year-end.

9. Property, plant and equipment*
Additions	8,648	10,108	8,725
Disposals	(290)	(122)	(74)
A major portion of this capital expenditure relates to the expansion of existing networks. Included in the additions for the current year is an amount of R179 million (2008: R31 million; 2007: Rnil) that refers mainly to finance leases in Telkom.

* Amounts in 2009 exclude disposal groups.

10. Intangible assets*
Additions (including business combinations)	1,841	3,719	2,215

Included in the additions for the current year is an amount of R260 million that refers to the FIFA value-in-kind agreement which was capitalised to the trademarks and copyrights category as well as the additional 25% acquired in Multi-Links for R1,339 million classified as goodwill.

* Amounts in 2009 exclude disposal groups.

	2007	2008	2009
	Rm	Rm	Rm
11. Deferred taxation*
Deferred tax balance is made up as follows:	(1,123)	(1,374)	(1,067)
Deferred tax assets	593	605	756
Deferred tax liabilities	(1,716)	(1,979)	(1,823)
Unutilised STC credits	2,958	1,830	2,730

The deferred taxation asset mainly represents the deferred taxation on the temporary differences of the investments which are held for sale and will be utilised in the future deferred taxation of the sale transactions.

The deferred taxation asset also represents STC credits on past dividends received that are availableto be utilised against dividends declared. It is considered probable that these credits will be utilised in the future.

The deferred taxation liability mainly represents the temporary differences between the carrying amount and the taxation base of assets.

* Amounts in 2009 exclude disposal groups.

12. Inventories*	1,093	1,287	1,974
Gross inventories	1,275	1,535	2,165
Write-down of inventories to net realisable value	(182)	(248)	(191)
Inventories consist of the following categories:	1,093	1,287	1,974
Installation material, maintenance material and network equipment	811	895	1,051
Merchandise	282	392	923

Inventory levels as at March 31, 2009 have increased due to the roll-out of the Next Generation Network, to improve customer service, and the acquisition of merchandise for the W-CDMA roll-out.

* Amounts in 2009 exclude disposal groups.

	2007	2008	2009
	Rm	Rm	Rm
13. Net cash and cash equivalents	308	(208)	1,282
Net cash and cash equivalents attributable to continuing operations	308	(208)	1,804
Cash shown as current assets	749	1,134	1,931
Cash and bank balances	649	664	1,361
Short-term deposits	100	470	570
Credit facilities utilised	(441)	(1,342)	(127)
Net cash and cash equivalents attributable to disposal groups	—	—	(522)
Cash at banks and short-term deposits attributable to disposal groups	—	—	580
Credit facilities utilised	—	—	(1,102)
Undrawn borrowing facilities	8,658	7,565	6,237
The undrawn borrowing facilities are unsecured, when drawn bear interest at a rate that will be mutually agreed between the borrower and lender at the time of drawdown, have no specific maturity date and are subject to annual review. The facilities are in place to ensure liquidity. At March 31, 2009 R3,000 million of these undrawn facilities were committed by Telkom.

Borrowing powers
To borrow money, Telkom’s directors may mortgage or encumber Telkom’s property or any part thereof and issue debentures, whether secured or unsecured, whether outright as a security or debt, liability or obligation of Telkom or any third party. For this purpose the borrowing powers of Telkom are unlimited, but are subject to the restrictive financial covenants of the loan facilities.

14. Share capital and premium
Issued and fully paid	5,329	5,208	5,208
520,783,898 (2008: 520,784,184; 2007: 532,855,528) ordinary shares of R10 each	5,329	5,208	5,208
1 (2008: 1; 2007: 1) Class A ordinary share of R10	—	—	—
1 (2008: 1; 2007: 1) Class B ordinary share of R10	—	—	—
The following table illustrates the movement within the number of shares issued:

	Number of	Number of	Number of
	shares	shares	shares
Shares in issue at beginning of year	544,944,901	532,855,530	520,784,186
Shares bought back and cancelled	(12,089,371)	(12,071,344)	(286)
Shares in issue at end of year	532,855,530	520,784,186	520,783,900

The rights of class A and class B shares rank equally with the ordinary shares in respect of rights to dividends but differ in respect of the right to appoint directors. Full details of the voting rights of ordinary class A and class B shares are documented in the Articles of Association of Telkom.

The directors have been given authority by the shareholders to buy back Telkom’s own shares up to a limit of 20% of the issued share capital as at September 22, 2008. This authority expires at the next Annual General Meeting.

Share buy-back
During the financial year Telkom bought back 286 ordinary shares at a total consideration of R0.03 million.

During the year ended March 31, 2008, Telkom bought back 12,071,344 ordinary shares for a total consideration of R1,647 million. This reduced share capital by R121 million and retained earnings by R1,526 million.

During the year ended March 31, 2007, Telkom bought back 12,089,371 ordinary shares at a total consideration of R1,596 million. This reduced the share capital by R120 million, share premium by R1,342 million and Retained earnings by R134 million.

	Number of	Number of	Number of
	shares	shares	shares
15. Treasury shares	(1,774)	(1,638)	(1,517)

At March 31, 2009 11,646,680 (2008: 10,493,141; 2007: 12,237,016) and 8,143,556 (2008: 10,849,058; 2007: 10,849,058) ordinary shares in Telkom, with a fair value of R1,229 million (2008: R1,377 million; 2007: R2,031 million) and R859 million (2008: R1,423 million; 2007: R1,801 million) are held as treasury shares by its subsidiaries Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited, respectively.

The shares held by Rossal No 65 (Proprietary) Limited and Acajou Investments (Proprietary) Limited are reserved for issue in terms of the Telkom Conditional Share Plan (’TCSP’).

The reduction in the treasury shares is due to 1,551,963 (2008: 1,743,785; 2007: 450,505) shares that vested in terms of the TCSP during the current year.
The fair value of these shares at the date of vesting was R228 million (2008: R301 million; 2007: R63 million).
16. Share-based compensation reserve
This reserve represents the cumulative fair value of the equity-settled share-based payment transactions recognised in employee expenses during the vesting period of the equity instruments granted to employees in terms of the Telkom Conditional Share Plan.
No consideration is payable on the shares issued to employees, but performance criteria will need to be met in order for the granted shares to vest. The ultimate number of shares that will vest may differ based on certain individual and Telkom performance conditions being met. The related compensation expense is recognised over the vesting period of shares granted, commencing on the grant date.

The following table illustrates the movement within the share-based compensation reserve:

Balance at beginning of year	151	257	643
Net increase in equity	106	386	433
Employee cost	141	522	554
Vesting and transfer of shares	(35)	(136)	(121)
Balance at end of year	257	643	1,076

The principal assumptions used in calculating the expected number of shares that will vest are as follows:
Employee turnover (%)	5	5	9
Meeting specified performance criteria (%)	100	100	75
At March 31, 2009 the estimated total compensation expense to be recognised over the vesting period was R1,824 million (March 31, 2008: R2,151 million; March 31, 2007: R580 million), of which R554 million (March 31, 2008: R522 million; March 31, 2007: R141 million) was recognised in employee expenses for the year.

17. Dividends paid	(4,784)	(5,732)	(3,336)
Dividends payable at beginning of year	(4)	(15)	(20)
Declared during the year–dividends on ordinary shares	(4,678)	(5,627)	(3,306)
Final dividend for 2006: 500 cents	(2,599)	—	—
Special dividend for 2006: 400 cents	(2,079)	—	—
Final dividend for 2007: 600 cents	—	(3,069)	—
Special dividend for 2007: 500 cents	—	(2,558)	—
Final dividend for 2008: 660 cents	—	—	(3,306)
Dividends paid to minority interest	(117)	(110)	(33)
Dividends payable at end of year	15	20	23

18. Interest-bearing debt*
Non-current portion of interest-bearing debt	4,338	9,403	10,653
Local debt	2,359	6,875	9,114
Foreign debt	820	1,441	589
Finance leases	1,159	1,043	950
Licence obligations	—	44	—
Current portion of interest-bearing debt	6,026	6,330	7,622
Local debt	5,772	6,001	7,546
Foreign debt	193	202	40
Finance leases	61	124	36
Licence obligations	—	3	—
Movements in borrowings for the year are as follows:
Repayments/refinancing
The Group issued new local bonds, the TL12 and TL15 with a nominal value of R1,060 million and R1,160 million respectively as well as syndicated loans with a nominal value of R4,100 million during the current year. Commercial Paper Bills with a nominal value of R10,665 million were issued and Commercial Paper debt with a nominal value of R9,849 million was repaid during the current year.
Repayments/refinancing of current portion of interest-bearing debt
The repayment/refinancing of R7,622 million of the current portion of interest-bearing debt is expected to be repaid/refinanced from proceeds of the Vodacom sale.
Management believes that sufficient funding facilities will be available at the date of repayment/refinancing.

*	Amounts in 2009 exclude disposal groups.
19. Acquisitions of subsidiaries and minorities
Multi-Links Telecommunications Limited (’Multi-Links’)Telkom International (Proprietary) Limited acquired 75% of the issued share capital of Multi-Links Telecommunications Limited from Kenston Investment Limited on May 1, 2007. Telkom also granted Kenston the irrevocable right and option (put option) to require Telkom to acquire all of the shares held by Kenston (25% shareholding) in Multi-Links, at any time during the 90 day period following the second anniversary of the effective date. On initial recognition, a liability of R661 million, representing the higher of the transaction share price and the fair value was recognised under non-current other financial liabilities. A corresponding debit was recognised in non-distributable reserves.

The put option was exercised on January 21, 2009 for R1,328 million (USD130 million at USD1 = R10.2188). The liability was derecognised and a corresponding credit consisting of R661 million reversal of equity and R667 million relating to changes in the fair value of the put option subsequent to initial recognition, was recognised directly in equity.

20. Commitments*
Capital commitments
Capital commitments authorised	11,167	15,198	8,542
Fixed-line	7,000	7,000	6,991
Mobile	4,159	5,211	—
Multi-Links	—	—	1,461
Other	8	2,987	90
Commitments against authorised capital expenditure	1,099	3,504	2,007
Fixed-line	506	652	539
Mobile	591	800	—
Multi-Links	—	—	1,461
Other	2	2,052	7
Authorised capital expenditure not yet contracted	10,068	11,694	6,535
Fixed-line	6,494	6,348	6,452
Mobile	3,568	4,411	—
Multi-Links	—	—	—
Other	6	935	83
Capital commitments comprise commitments for property, plant and equipment and intangible assets.
Management expects these commitments to be financed from internally generated cash and other borrowings
2010 FIFA World Cup commitment
The FIFA World Cup commitment is an executory contract which requires the Group to develop the fixed-line components of the necessary telecommunications infrastructure needed to broadcast this event to the world. This encompasses the provisioning of the fixed-line telecommunications related products and services and, where applicable, the services of qualified personnel necessary for the planning, management, delivery, installation and de-installation, operation, maintenance and satisfactory functioning of these products and services.
Furthermore as a National Supporter, Telkom owns a tier 3 sponsorship that grants Telkom a package of advertising, promotional and marketing rights that are exercisable within the borders of South Africa.
Telkom entered into a barter transaction in return for which it has a commitment to FIFA of R243 million (2008: R260 million) as at March 31, 2009.
* Amounts in 2009 exclude disposal groups.

21. Contingencies
Third parties	28	27	18
Fixed-line	19	18	18
Mobile	4	4	—
Multi-Links	—	—	—
Other	5	5	—

Third parties
These amounts represent sundry disputes with third parties that are not individually significant and that the Group does not intend to settle.

	2007	2008	2009
	Rm	Rm	Rm
Supplier dispute
There is a dispute between Telkom and Telcordia arising from the development and installation of an integrated end to end customer assurance and activation system, which was supposed to havebeen supplied by Telcordia.

The agreement was terminated in the 2001 financial year and the dispute was taken to arbitration where Telcordia was seeking approximately US$130 million plus interest at a rate of 15.5% per year for money outstanding and damages.

A number of hearings took place during the 2008 and 2009 financial year without success. Further hearings in the matter are expected to take place during the 2010 financial year.

A provision has been raised based on management’s best estimate of the probable payments in this regard.

Supplier dispute liability included in current portion of provisions	527	569	664	*

*	USD70 million
Competition Commission
If Telkom were to be found to have committed prohibited practices as contained in the Competition Act 1998 as amended, Telkom could be required to cease these practices, divest these businesses and a maximum administrative penalty of up to 10%, calculated with reference to Telkom’s annual turnover, excluding the turnover of subsidiaries and joint ventures, for the financial year prior to the complaint date. The Competition Commission has to date not imposed the maximum penalty on any offender.
The South African Value Added Network Services (‘SAVA’)
On May 7, 2002 SAVA, an association of Value Added Network Services (‘VANS’) providers, filed complaints against the Company at the Competition Commission under the Competition Act 89 of 1998, alleging, among other things, that Telkom was abusing its dominant position in contravention of the Competition Act 89 of 1998, and that it was engaged in price discrimination. The Competition Commission determined, among other things, that several aspects of Telkom’s conduct contravened the Competition Act 89 of 1998, and referred certain of the relevant complaints to the Competition Tribunal for adjudication. The referred complaints deal with Telkom’s alleged refusal to provide telecommunications facilities to certain VANS providers to construct their networks, refusal to lease access facilities to VANS providers, provision of bundled and cross subsidised competitive services with monopoly services, discriminatory pricing with regard to leased line services and alleged refusal to peer with certain VANS providers.
During July 2008, the Competition Commission filed an application for leave to appeal and Telkom also filed an application for leave to cross-appeal.
The application for leave to appeal as well as the application for leave to cross-appeal were granted by the Pretoria High Court on October 9, 2008. The appeal and cross-appeal will be argued before the Supreme Court of Appeal, and the Main Complaint before the Competition Tribunal will continue to be held over pending the outcome of the appeal and cross-appeal.
Omnilink
Omnilink alleged that Telkom was abusing its dominance by discriminating in its price for Diginet services as against those charged to VANS and the price charged to customers who apply for a Telkom IVPN solution. The Competition Commission conducted an enquiry and subsequently referred the complaint, together with the SAVA complaint, to the Competition Tribunal for adjudication. The matter is currently being dealt with together with the SAVA matter as discussed above.

Orion/Telkom (Standard Bank and Edcon): Competition Tribunal
Telkom has not yet filed its answering affidavit in the main complaint before the Tribunal and it appears as if Orion is not actively pursuing this matter any further.
The Internet Service Providers Association (‘ISPA’)
The Competition Commission has formally requested Telkom to provide it with certain records of orders placed for certain services, in an attempt to first investigate the aspects of the complaint. Telkom has provided the records requested.
The complaints by ISPA at the Competition Commission were also mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on July 31, 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, but Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint.
M-Web and Internet Solutions (‘IS’)
On June 29, 2005 M-Web and Internet Solutions, or IS, jointly lodged a complaint with the Competition Commission against Telkom and also requested interim relief at the Competition Tribunal. The complaint at the Competition Commission mainly deals with Telkom’s pricing for ADSL retail products and its IP Connect products, the termination of the peering link between Telkom and IS, the wholesale pricing of SAIX bandwidth for ADSL users of other internet service providers, the architecture of Telkom’s ADSL access route and the manner in which internet service providers can only connect to Telkom’s edge service router via IP Connect as well as alleged excessive pricing for bandwidth on Telkom’s international undersea cable. The application for interim relief at the Competition Tribunal dealt with allegations that Telkom should maintain the peering link between IS and Telkom in terms of its current peering agreement, and demanded that Telkom treat the traffic generated by ADSL customers of M-Web as traffic destined for the peering link and that Telkom upgrade its peering link to accommodate the increased ADSL traffic emanating from M-Web and maintain a maximum of 65% utilisation.
Telkom filed its answering affidavit, and is awaiting IS and M-Web’s replying affidavit.
The complaint by M-Web and IS at the Competition Commission was also one of the complaints mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on July 31, 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, but Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint.
M-Web
On June 5, 2007, M-Web brought an application against Telkom for interim relief at the Competition Tribunal with regard to the manner in which Telkom provides wholesale ADSL internet connections. M-Web requested the Competition Tribunal to grant an order of interim relief against Telkom to charge M-Web a wholesale price for the provision of ADSL internet connections which is not higher than the lowest retail price. M-Web further applied for an order that Telkom implement the migration of end customers from Telkom PSTS ADSL access to M-Web without interruption of the service. Telkom raised the objection that the Competition Tribunal does not have jurisdiction to hear the matter in its answering affidavit filed at the Competition Tribunal. Telkom still had to “plead over” as to the merits of the matter. Telkom also filed an application in the Transvaal Provincial Division of the South African High Court on July 3, 2007 for an order declaring that the Competition Tribunal does not have jurisdiction to hear the application for interim relief made to it by M-Web. The application before the High Court was set down for hearing during the first quarter of the 2009 financial year.
The complaint by M-Web at the Competition Commission was also one of the complaints mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on July 31, 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, but Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint.
Verizon SA Limited (‘Verizon’)
Verizon filed a complaint against Telkom on March 22, 2007. Verizon alleged that Telkom charges an excessive price on services rendered to Verizon, that Telkom induces Verizon’s customers not to deal with Verizon, that Telkom engages in exclusionary conduct through “margin squeeze”, which are lower than the prices at which it sells rights of access to its infrastructure (on a wholesale basis) to Verizon, and Telkom engages in price discrimination against Verizon.

The complaint by Verizon to the Competition Commission was also one of the complaints mentioned as being the subject of an investigation by the Competition Commission, in a summons issued by the Competition Commission and forwarded to Telkom on July 31, 2008. The summons has subsequently been withdrawn by agreement with the Competition Commission, but Telkom is still engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint. This investigation is expected to be finalised early in the 2009 calender year.
Internet Solutions (‘IS’)
IS filed a complaint against Telkom at the Competition Commission during December 2007. The complaint relates to abusive conduct by Telkom, and IS specifically alleges that Telkom is charging excessive prices in that the prices charged bear no reasonable relation to the economic value of the good or service and are higher than such value, that Telkom has raised the wholesale cost to downstream competitors, while also reducing the downstream retail price, and is thus raising rivals’ costs and/or is engaging in margin squeeze, that Telkom has introduced a series of bundled products (Closer products) which limit the ability of rivals in particular markets to compete effectively, and Telkom is offering discriminatory prices in relation to a number of infrastructural and service items that IS is compelled to purchase from Telkom.
Notwithstanding that the complaint was still being investigated by the Competition Commission on January 15, 2009, IS brought an application to the Competition Commission for interim relief in the following terms: that Telkom is ordered to charge IS a wholesale price for telecommunication facilities to be used by IS in providing VPN services to its customers, which are no higher than the lowest retail price for such connection charged to Telkom’s VPN Supreme customers, ordering that the costs of the application be paid by Telkom, granting such further or alternative relief as the Competition Tribunal may deem fit and that the interim relief endure for a period not extending beyond the earlier of the conclusion of a hearing into the alleged prohibited practices, or a date that is six months after the date of issue of the interim order, subject to IS’s right to apply for an extension of the order as provided for in section 49C of the Competition Act.
At the time, Telkom was still in discussions with IS regarding IS’s complaint relating to Telkom’s VPN Supreme product. Accordingly, Telkom informed IS that discussions could not continue in good faith until IS withdrew its interim relief application. IS withdrew the aforementioned application on January 16, 2009. After withdrawal of the abovementioned application, discussions continued with IS. However, IS was of the view that Telkom’s proposed solution did not substantively address IS’s concerns.
In light of the above, IS re-served the interim relief application at the Competition Tribunal, and papers were served on Telkom on January 30, 2009. IS essentially served the same application, but updated it with reference to the correspondence and meetings held since their withdrawal of the previous application.
Telkom opposed the application at the Competition Tribunal. However, Telkom is unable to finalise its opposing papers due to difficulties with the manner in which IS claimed confidentiality over the application. No further activity has taken place with regard to the interim relief application and it does not appear as if IS intends to pursue the application.
The complaint at the Competition Commission was also one of the complaints mentioned as being the subject of an investigation by the Competition Commission in a summons issued by the Competition Commission to Telkom on July 31, 2008. The summons was subsequently withdrawn by agreement with the Competition Commission, but Telkom has been engaged in a co-operative process with the Competition Commission as part of the Competition Commission’s ongoing investigations into this complaint. The investigation is expected to be finalised in the 2009 calendar year.
Telecom and Broadcasting (Proprietary) Limited (’Maredi’)
A notice of motion was served on Telkom by Maredi, on January 8, 2009. Ericsson SA is the first respondent, Telsaf Data (Pty) Limited is the second respondent and Telkom is cited as the third respondent. The matter relates to a tender published by Telkom for the supply of point to point split mount microwave equipment. Maredi, Telsaf, Ericsson and a fourth company, Mobax, were shortlisted. The tender was awarded by the Telkom executive committee to Telsaf and Ericsson. Telkom informed Maredi on December 1, 2008 that the tender had been awarded to the aforementioned companies.

Firstly, Maredi applied for an urgent court order, with a court hearing date set for February 3, 2009, requesting that the Court urgently interdict Telkom from entering into a contract with Ericsson and Telsaf or either party, and from ordering goods or services from Ericsson and Telsaf pursuant to the tender. Secondly, Maredi requested an order that the Court review and set aside the award of the tender to Telsaf and Ericsson or either of the aforementioned parties, and refer the tender back to Telkom in order for Telkom to reconsider its award. Maredi alleged that there were certain irregularities in the tender process, in that Telkom did not follow fair procedures by failing to comply with its own mandatory procedural requirements, that Telkom acted arbitrarily and in bad faith, that Telkom was biased in favour of Ericsson and that Ericsson should have been disqualified as it failed to meet Telkom’s critical criteria as set out in the tender, and that the submissions to the Procurement Review Council and Executive Committee erroneously indicate that Maredi did not comply with technical critical criteria.
Numerous allegations in the application, including accusations against certain members of the Procurement Review Council and allegations by Maredi of compliance by them to the technical critical criteria, were refuted by Telkom. Telkom and Ericsson opposed the application and filed their respective opposing affidavits. Telsaf did not oppose the application. The matter was ultimately set down for hearing on February 20, 2009 and Maredi’s application was dismissed with costs. However, Maredi is proceeding with the review application in the ordinary course and Telkom is opposing the application.
Negative working capital ratio
At each of the financial years ended March 31, 2009, 2008 and 2007 Telkom had a negative working capital ratio. A negative working capital ratio arises when current liabilities are greater than current assets. Current liabilities are intended to be financed from operating cash flows, new borrowings and borrowings available under existing credit facilities.

	2007	2008	2009
	Rm	Rm	Rm
22. Segment information
Eliminations represent the inter-segmental transactions that have been eliminated against segment results

The mobile segment represents the Group’s joint venture with Vodacom.
Business segment
Consolidated operating revenue	32,441	33,611	35,940
Fixed-line	32,345	32,572	33,659
Elimination	(772)	(830)	(817)
Multi-Links	—	845	1,900
Other	873	1,040	1,214
Elimination	(5)	(16)	(16)
Discontinued operations	19,178	22,674	26,174
Mobile	20,573	24,089	27,594
Elimination	(1,494)	(1,519)	(1,531)
Other	106	108	123
Elimination	(7)	(4)	(12)
Consolidated other income	338	472	343
Fixed-line	334	497	524
Elimination	(46)	(86)	(245)
Other	50	61	64
Discontinued operations	46	62	129
Mobile	42	56	119
Other	4	6	10
Consolidated operating expenses	23,028	25,014	29,895
Fixed-line	24,083	24,962	29,849
Elimination	(1,505)	(1,709)	(3,624)
Multi-Links	—	942	2,422
Elimination	—	56	469
Other	512	928	801
Elimination	(62)	(165)	(22)
Discontinued operations	14,505	17,323	21,214
Mobile	15,185	17,898	21,704
Elimination	(745)	(805)	(876)
Other	77	245	607
Elimination	(12)	(15)	(221)
Consolidated operating profit	9,751	9,069	6,388
Fixed-line	8,596	8,107	4,334
Elimination	687	793	2,562
Multi-Links	—	(97)	(522)
Elimination	—	(56)	(469)
Other	411	173	477
Elimination	57	149	6
Discontinued operations	4,719	5,413	5,089
Mobile	5,430	6,247	6,009
Elimination	(749)	(714)	(655)
Other	33	(131)	(474)
Elimination	5	11	209
Consolidated investment income	199	168	181
Fixed-line	3,041	3,975	2,807
Elimination	(2,850)	(3,832)	(2,646)
Multi-Links	—	7	5
Other	8	18	15
Discontinued operations	37	29	35
Mobile	37	27	33
Other	—	2	2

	2007	2008	2009
	Rm	Rm	Rm
Consolidated finance charges	857	1,556	2,843
Fixed-line	857	1,277	1,464
Multi-Links	—	(4)	1,201
Elimination	—	(33)	(164)
Other	—	318	353
Elimination	—	(2)	(11)
Discontinued operations	269	247	922
Mobile	269	240	921
Other	—	7	1
Consolidated taxation	2,803	2,647	1,660
Fixed-line	2,652	2,630	560
Elimination	—	—	825
Multi-Links	—	(131)	141
Elimination	—	—	(24)
Other	151	148	158
Discontinued operations	1,928	2,057	2,021
Mobile	1,918	2,055	2,023
Other	10	2	(2)
Minority interests	94	123	26
Multi-Links	—	12	(96)
Other	94	111	122
Discontinued operations	109	74	51
Mobile	109	73	51
Other	—	1	—
Profit attributable to equity holders of Telkom	6,196	4,911	2,040
Fixed-line	8,128	8,175	5,117
Elimination	(2,163)	(3,039)	(909)
Multi-Links	—	33	(1,763)
Elimination	—	(23)	(281)
Other	174	(386)	(141)
Elimination	57	151	17
Discontinued operations	2,450	3,064	2,130
Mobile	3,171	3,906	3,047
Elimination	(749)	(714)	(655)
Other	23	(139)	(471)
Elimination	5	11	209
Consolidated assets	57,426	68,259	59,712
Fixed-line	44,224	47,829	54,593
Elimination	(1,547)	(1,604)	(1,167)
Mobile	14,026	16,743	—
Elimination	(353)	(278)	—
Multi-Links	—	2,451	5,834
Elimination	—	—	(860)
Other	1,188	3,283	1,285
Elimination	(112)	(165)	27
Disposal group			23,215
Mobile			23,412
Elimination			(269)
Other			94
Elimination			(22)
Investments	1,461	1,499	1,383
Fixed-line	1,621	4,917	10,910
Elimination	(341)	(3,607)	(9,540)
Mobile	181	176	—
Other	—	13	13
Disposal group
Mobile			194
Other financial assets	259	614	1,202
Fixed-line	230	445	1,200
Mobile	28	169	—
Other	1	—	2
Disposal group
Mobile			73
Total assets	59,146	70,372	85,779

	2007	2008	2009
	Rm	Rm	Rm
Consolidated liabilities	15,951	19,689	14,247
Fixed-line	10,154	11,892	13,002
Elimination	(458)	(495)	(514)
Multi-Links	—	639	1,564
Elimination	—	—	(265)
Mobile	7,416	8,871	—
Elimination	(1,468)	(1,542)	—
Other	374	332	165
Elimination	(67)	(8)	295
Disposal group			8,498
Mobile			9,611
Elimination			(1,128)
Other			15
Interest-bearing debt	10,364	15,733	18,275
Fixed-line	9,082	13,362	17,704
Mobile	1,278	1,815	—
Multi-Links	—	532	550
Other	4	24	21
Disposal group			7,052
Mobile			7,052
Other			—
Other financial liabilities	229	1,290	228
Fixed-line	58	167	226
Mobile	158	204	—
Other	13	919	2
Disposal group
Mobile			48
Tax liabilities	594	323	50
Fixed-line	—	7	12
Mobile	556	290	—
Other	38	26	38
Disposal group			275
Mobile			275
Other			—
Total liabilities	27,138	37,035	48,673
Other segment information
Capital expenditure for property, plant and equipment	8,648	10,108	8,725
Fixed-line	5,545	6,044	5,866
Mobile	3,069	2,475	—
Multi-Links	—	1,312	2,754
Other	34	277	105
Disposal group			3,013
Mobile			2,979
Other			34
Capital expenditure for intangible assets	1,598	1,791	906
Fixed-line	1,049	749	824
Mobile	539	985	—
Multi-Links	—	—	37
Other	10	57	45
Disposal group			590
Mobile			590
Other			—
Depreciation and amortisation	3,316	3,620	4,457
Fixed-line	3,298	3,470	4,036
Multi-Links	—	118	296
Elimination	—	—	69
Other	18	32	50
Elimination	—	—	6
Discontinued operations	1,703	1,980	2,373
Mobile	1,681	1,955	2,341
Other	22	25	32
Impairment and asset write-offs	284	514	822
Fixed-line	284	262	321
Multi-Links	—	23	462
Other	—	229	39
Discontinued operations	12	15	57
Mobile	12	15	57
Other	—	—	—
Workforce reduction expense — fixed-line	24	3	8

23. Related parties
Details of material transactions and balances with related parties not disclosed separately in the condensed consolidated provisional annual financial statements were as follows:
With joint venture:
Vodacom Group (Proprietary) Limited
Related party balances
Trade receivables	61	51	61
Trade payables	(353)	(346)	(325)
Related party transactions
Revenue	(755)	(816)	(891)
Expenses	1,494	1,525	1,533
Audit fees	3	3	2

Revenue includes interconnect fees and lease and installation of transmission lines.

Expenses mostly represent interconnect expenses.
With shareholders:
Government
Related party balances
Trade receivables	271	326	386
Related party transactions
Revenue	(2,458)	(2,623)	(2,767)
With entities under common control:
Major public entities
Related party balances
Trade receivables	59	28	52
Trade payables	(6)	(25)	(3)

The outstanding balances are unsecured and will be settled in cash in the ordinary course of business.

Related party transactions
Revenue	(435)	(486)	(446)
Expenses	238	243	212
Rent received	(29)	(21)	(20)
Rent paid	27	22	19

Key management personnel compensation:
(Including directors’ emoluments)
Related party transactions
Short-term employee benefits	116	155	62
Post employment benefits	4	4	6
Termination benefits	—	27	—
Equity compensation benefits	8	29	39
Other long-term benefits	17	—	—

Terms and conditions of transactions with related parties

The sales to and purchases from related parties of telecommunication services are made at arm’s length prices. Except as indicated above, outstanding balances at the year-end are unsecured, interest free and settlement occurs in cash. Apart from the bank guarantee to the amount not exceeding USD3 million provided to Africa Online Limited, there have been no guarantees provided or received for related party receivables or payables. Except as indicated above for the year ended March 31, 2009, Telkom has impaired the loans receivable from its subsidiaries by R2,178 million (2008: R217 million; 2007: Rnil). This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

24. Significant events
Capability Management
Telkom will seek to manage costs and address service delivery constraints by realigning its structure and resources to better match its transforming information, communications and technology business.
The transformation of the communications industry and increasing market and competitive pressure has put communication companies such as Telkom under increasing revenue and expense constraints while being required to improve customer service. As a result Capability Management is designed to ensure that the capabilities needed to succeed in a converged communications market are established through the optimal utilisation of external as well as internal capabilities, extracting efficiencies, where possible, through scale of a rapidly maturing retail and wholesale market and better organised functional areas in a more deregulated and liberalised communications market. Capability Management includes the internal consolidation of certain functional areas and the optimisation of strategic supplier and service provider relationships improving performance in other functional areas.
Capability Management will be concerned with addressing the margin and service delivery pressures by reassessing the operational service delivery methodology currently deployed with a view of increasing flexibility, reducing expense while improving service delivery across the Telkom Group.
Given the challenges we face in rolling out broadband, converged and data services, maintaining our legacy network and expanding our operations across the African continent, employees’ skills and performance must be aligned with our strategy to ensure financial, operational and transformational targets, customer expectations and shareholder expectations are met.
The immediate objective therefore is to remodel service delivery. This is one of the strategic initiatives under Project Renaissance and will focus on the following:
•	Identify and assess existing capabilities

•	Establish a Telkom Group Capability Inventory

•	Determine future capability requirements

•	Identify and develop a set of optimal service delivery options for achieving current and future strategic objectives

•	Enable Telkom SA, Telkom International and Telkom Data Centre Operations to
•	Improve resource efficiency

•	Improve capital productivity

•	Improve service delivery
A memorandum of understanding was entered into between Telkom and Organised Labour which included issues such as the deferment of the Managed Services Partner outsourcing project implementation post April 2009 and the establishment of a Restructuring Forum where all restructuring initiatives will be debated between the parties concerned. We will be engaging with labour to map the way forward.
Telkom Management Services (Proprietary) Limited (‘TMS’)
TMS was registered as a company during August 2008. Telkom‘s Board approved the establishment of TMS as a part of Telkom‘s strategic plan to grow revenue and expand geographic reach.
Appointment of director
On November 10, 2008 Telkom announced the appointment of Mr Peter Nelson as Chief Financial Officer and director of the Company with effect from December 8, 2008.
Acquisition of M-Web Africa Limited (‘M-Web Africa’) and majority equity stake in M-Web Namibia (Proprietary) Limited (‘M-Web Namibia’)
On November 10, 2008, Telkom International (Proprietary) Limited, a wholly-owned subsidiary of Telkom, announced it has entered into agreements to acquire 100% of M-Web Africa and 75% of M-Web Namibia. The purchase price for the M-Web Africa Group including AFSAT and M-Web Namibia is US$55 million (approximately R498 million). These shareholdings will be acquired from Multichoice Africa Limited and MIH Holdings Limited respectively, which are members of the Naspers Limited Group.

M-Web Africa is an internet services provider in Sub-Saharan Africa (excluding South Africa) which also provides network access services in some countries and is headquartered in Mauritius with operations in Namibia, Nigeria, Kenya, Tanzania, Uganda and Zimbabwe, an agency arrangement in Botswana and distributors in 26 Sub-Saharan African countries.
The successful conclusion of the agreements being entered into is subject to conditions precedent, including regulatory approvals being obtained in certain African jurisdictions.
Subsequent to year-end on April 21, 2009, the conditions precedent to the sale were fulfilled.
Telkom Renaissance
On November 14, 2008, Telkom’s Board of Directors approved the new organisation structure which is designed to fit Telkom’s defend and growth strategy. The new structure is effective April 1, 2009 and is being managed through a project called Telkom Renaissance.
The Telkom Group has been restructured into three operating business units namely Telkom South Africa, Telkom International and Telkom Data Centre Operations. The Telkom Renaissance initiative will occur over the next 24 months to ensure that all the necessary remodelling, reorganising, revitalising and re-engineering happens in order to make the new structure function optimally.
This initiative is a complete transformation of the way Telkom focuses on servicing its customers and creating value for its stakeholders. It is a positive, purposeful change towards a more accountable and competitive company. This change is a necessary part of Telkom’s strategy to maintain and grow market share in South Africa whilst building a strong footprint on the African continent.
25. Subsequent events
AT&T strategic agreement (‘AT&T’)
On April 16, 2009, Telkom and AT&T, the global communications leader, entered into a strategic agreement which aims to extend AT&T’s global networking reach to Sub-Saharan Africa and boost Telkom’s strategy to grow a strong ICT footprint on the African continent. The agreement will allow both companies to explore ways to provide global seamless communication and technology solutions and services to multinational customers, either based in or seeking to extend their operations in Sub-Saharan Africa.
Under the terms of the Memorandum of Understanding, the two companies will begin work towards definitive agreements that would directly connect the Telkom regional network and the AT&T global network; deliver a wider geographic footprint of telecommunication services, both in Sub-Saharan Africa and other global points; enhance mobile service capabilities for corporate customers in Sub-Saharan Africa; Extend global VPN (Virtual Private Network) services to support the state of the art network requirements of customers either headquartered in or seeking to expand sites in Sub-Saharan Africa; explore other potential opportunities in areas such as Telepresence, hosting and professional services; and expand the existing global wholesale voice services relationship between Telkom Group and AT&T.
Telkom Media (Proprietary) Limited (‘Telkom Media’)
On August 31, 2006 Telkom created a new subsidiary, Telkom Media with a Black Economic Empowerment (BEE) shareholding. ICASA awarded Telkom Media a commercial satellite and cable subscription broadcast licence on September 12, 2007.
On March 31, 2008, the Telkom Board took a decision to substantially reduce its investment in Telkom Media and as such Telkom Media reduced its operational expenses and commitments to a minimum.
An extensive process to identify potential buyers of Telkom’s interest in Telkom Media was launched and, at the reporting date expectations were that operations would be abandoned. Subsequent to year-end, negotiations with the potential buyer were concluded. On May 4, 2009, Telkom sold its 75% interest in Telkom Media to Shenzhen Media South Africa (Proprietary) Limited for a nominal amount.

New York Stock Exchange Listing
Given the current global economic climate and the absolute necessity for Telkom to reduce its cost profile, the Board has decided to delist from the New York Stock Exchange. Maintaining a listing in the United States is expensive and takes considerable management time. The methodology employed and discipline gained from compliance with the Sarbanes-Oxley reporting requirements will be retained to ensure strict corporate governance compliance and transparent financial reporting.
Telkom is comfortable that the Johannesburg Stock Exchange provides sufficient access to capital from both South African and global investors. Telkom intends to maintain a level 1 American Depository Receipt programme to facilitate over-the-counter trading in the United States of America.
Dividend
The Telkom Board declared an ordinary dividend of 115 cents per share (2008: 660 cents) and special dividend of 260 cents per share (2008: 0 cents).
Bookbuilding of Vodacom Group (Proprietary) Limited shares
On June 2, 2009, Telkom announced the successful completion of the accelerated bookbuilding of Vodacom shares, raising ZAR1.54 billion for “ineligible shareholders”. The directors of Telkom, in consultation with Vodafone, determined that Telkom US shareholders would be regarded as “ineligible shareholders” for the unbundling of Vodacom shares to shareholders of Telkom completed on May 25, 2009 and would therefore not receive Vodacom shares in such distribution. The proceeds from the offering, net of applicable fees, expenses, taxes and charges, will be distributed to the “ineligible shareholders” in proportion to their entitlement to Vodacom shares.
Other matters
The directors are not aware of any other matter or circumstance since the financial year ended March 31, 2009 and the date of this report, not otherwise dealt with in the financial statements, which significantly affects the financial position of the Group and the results of its operations.
The information contained in this document is also available on Telkom’s investor relations website www.telkom.co.za/ir.
Telkom SA Limited is listed on the JSE Limited and the New York Stock Exchange Inc. Information may be accessed on Reuters under the symbols TKG.J and TKG.N and on Bloomberg under the symbol TKG.JH. Information contained on Reuters and Bloomberg is provided by a third party and is not incorporated by reference herein. Telkom has not approved or verified such information and does not accept any liability for the accuracy of such information.
Special note regarding forward-looking statements
Many of the statements included in this document, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of us, constitute or are based on forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended.

All statements, other than statements of historical facts, including, among others, statements regarding our mobile and other strategies, future financial position and plans, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans, as well as projected levels of growth in the communications market, are forward-looking statements. Forward-looking statements can generally be identified by the use of terminology such as “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases, although the absence of such words does not necessarily mean that a statement is not forward-looking. These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified in Item 3. “Key Information – Risk Factors” of Telkom’s most recent annual report on Form 20F filed with the US Securities and Exchange Commission and its other filings and submissions with the SEC which are available on Telkom’s website at www.telkom.co.za/ir, including, but not limited to, the effect of global economic and financial conditions, any changes to our mobile strategy and our ability to successfully implement such strategy, successfully roll-out fixed-mobile capability and services and organisational changes thereto; our ability to reorganise our structure and reduce costs, our ability to improve performance at our Multi-Links subsidiary, increased competition in the South African fixed-line, mobile and data communications markets; our ability to implement our strategy of transforming from basic voice and data connectivity to fully converged solutions; developments in the regulatory environment; continued mobile growth and reductions in Telkom’s net interconnect margins; Telkom’s ability to expand its operations and make investments and acquisitions in other African countries and the general economic, political, social and legal conditions in South Africa and in other countries where Telkom invests; our ability to improve and maintain our management information and other systems; our ability to attract and retain key personnel and partners; our negative working capital; changes in technology and delays in the implementation of new technologies; our ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; the amount of damages Telkom is ultimately required to pay to Telcordia Technologies Incorporated; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals and the outcome of Telkom’s hearings before the Competition Commission and others; any requirements that we unbundle the local loop, our ability to negotiate favourable terms, rates and conditions for the provision of interconnection services and facilities leasing services or if ICASA finds that we have significant market power or otherwise imposes unfavourable terms and conditions on us; our ability to implement and recover the substantial capital and operational costs associated with carrier preselection, number portability and the monitoring, interception and customer registration requirements contained in the South African Regulation of Interception of Communications and Provisions of Communication-Related Information Act and the impact of these requirements on our business; Telkom’s ability to comply with the South African Public Finance Management Act and South African Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the Rand and inflation rates; the impact of unemployment, poverty, crime, HIV infection, labour laws and labour relations, exchange control restrictions and power outages in South Africa; and other matters not yet known to us or not currently considered material by us.
We caution you not to place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this annual report, either to conform them to actual results or to changes in our expectations.
22 June 2009
Sponsor: UBS South Africa (Pty) Ltd